UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of November 5, 2003



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND

 -------------------------------------------------------------------------------
                    (Address of principal executive office)







[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated November 5, 2003.

2. Condensed Consolidated Financial Statements for the third quarter and nine months ended September 30, 2003 prepared in accordance with International Financial Reporting Standards.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                         netia

FOR IMMEDIATE RELEASE
---------------------

                                       Contact:    Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                      - or -
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44-(0)20-7936-0400
                                                      - or -
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350


NETIA S.A. REPORTS 2003 THIRD QUARTER RESULTS
---------------------------------------------

WARSAW, Poland - November 5, 2003 - Netia S.A. ("Netia", (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2003.


FINANCIAL HIGHLIGHTS:
---------------------

>> REVENUES for Q3 2003 were PLN 179.1m (US$45.0m), a year-on-year increase of 16%. Year-to-date revenues were PLN 518.3m (US$130.2m), a year-on-year increase of 14%.

>> ADJUSTED EBITDA for Q3 2003 was PLN 53.6m (US$13.5m), representing an adjusted EBITDA margin of 29.9% and a year-on-year increase of 10%. Year-to-date adjusted EBITDA was PLN 147.8m (US$37.1m), representing an adjusted EBITDA margin of 28.5% and a year-on-year increase of 22%.

>> ONE NON-CASH EXCEPTIONAL ITEM. Upon development of a new strategy, published in May, 2003, and taking into consideration the significant changes in market conditions Netia performed an impairment test, based on the financial projections included in the new business plan approved by the supervisory board on October 3, 2003. The test resulted in the total impairment provision of PLN 979.7m (US$246.1m). Out of this amount PLN 799.7m (US$200.9m) was recorded as an impairment charge in Q3 2003 while the estimated PLN 180.0m (US$45.2m) will be recorded as a decrease in the value of the license assets upon a final decision on forgiveness of the outstanding local license fee obligations. At that point also the liability side of Netia's balance sheet will be reduced accordingly by EUR(euro) 91.4m (in nominal terms).

      Following the closing of Netia's arrangement proceedings which dealt with the liabilities side of Netia's balance sheet, this readjustment of the book value of Netia's assets now truly completes the financial restructuring process of the Company.

>> NET LOSS for Q3 2003 was PLN 824.6m (US$207.2m) and year-to-date net loss was PLN 920.3m (US$231.2m). The main item affecting negatively the net loss was the impairment charge of PLN 799.7m (US$200.9m) mentioned above.

>> CASH at September 30, 2003 was PLN 209.6m (US$52.7m) as compared to PLN 192.6m at June 30, 2003.

OPERATIONAL HIGHLIGHTS:

>> SALES OF TELECOMMUNICATIONS PRODUCTS OTHER THAN TRADITIONAL DIRECT VOICE (including indirect voice, data transmission, interconnection, wholesale and other telecom services) increased their share in total revenues from telecom services to 32% or PLN 55.7m (US$14.0m) in Q3 2003 from 18% in Q3 2002 and to 28% or PLN 143.2m (US$36.0m) for the nine-month period ended September 30, 2003 from 14% in the corresponding period of 2002.

>> REVENUES FROM BUSINESS CUSTOMERS accounted for 60% and 59% of telecom revenues in Q3 2003 and nine-month period ended September 30, 2003, respectively.

>> SUBSCRIBER LINES (net of churn and disconnections) increased to 356,140 at September 30, 2003 from 340,232 at September 30, 2002, a year-on-year increase of 5%. Business customer lines increased to 114,413, representing a year-on-year increase of 11% and now accounts for 32% of total subscriber lines.

>> AVERAGE MONTHLY REVENUE PER LINE (WITH REGARD TO DIRECT VOICE SERVICES) decreased by 7% to PLN 113 (US$28) in Q3 2003 from PLN 121 in Q3 2002 and by 5% from PLN 119 in Q2 2003, as a result of decreasing tariffs.

>> NEW, MORE COMPETITIVE RATES FOR FIXED-TO-MOBILE CALLS were introduced on July 1, 2003.

>> HEADCOUNT of the Netia group (including all transferred employees from the now fully-integrated aewiat Internet S.A., which was acquired in April
      2003) was 1,401 at September 30, 2003, compared to 1,430 at June 30, 2003 and 1,283 at September 30, 2002. On August 28, 2003, Netia announced a plan to reduce its headcount by up to 300 employees countrywide by March 31, 2004.


WOJCIECH MADALSKI, NETIA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER, commented:
"Netia achieved another quarter of double digit growth in revenue year-on-year and further improvement in adjusted EBITDA as a result of the continued progress in growing sales of telecom solutions other than traditional direct voice products and an increase in our total subscriber lines by driving the development of our business customer base. We continue to benefit from maintaining tight financial discipline, focusing on reduced capital expenditures and optimized operating cost levels.

To support Netia's customer-driven strategy, we are pursuing a process of organizational change aimed at the most effective use of our resources. In addition to the realigning and strengthening of Marketing and Sales and Customer Service units, we are currently reorganizing our Network department. This process will allow us to become more cost efficient and deliver an enhanced product offering to our business clients. Simplifying our structures and work processes is also in line with our recently announced headcount reduction plans.

The progress we are making on the operational side is pleasing not only because of the continually improving numbers but also because these results are being achieved in a manner which is fully consistent with our strategic directions regarding the refocusing our organic business as well as our M&A based development. With respect to the latter I am happy to report that after two quarters of the integration process of aewiat Internet S.A. operation we have made a good progress in turning it around and we expect to meet our objective of making it EBITDA-positive in the last quarter of this year."

ZBIGNIEW LAPINSKI, CHIEF FINANCIAL OFFICER OF NETIA, added: "Once again we achieved solid results on a number of fronts. Revenues grew 16% year-on-year to PLN 179.1 m, adjusted EBITDA rose 10% to PLN 53.6 m, our adjusted EBITDA margin is improving consistently, reaching 30% in Q3 2003, and we remain cash flow positive. We continue to simplify Netia's structure and enhance organizational efficiency with the planned legal merger of Netia and 19 of its subsidiaries.

Development of Netia's new business plan based on our five-year strategy led us to perform an impairment test for Netia's telecom segment. The test, using the discounted cash-flow method, resulted in the total impairment provision of PLN 979.7m (US$246.2m) which represents the difference between the book value of the non-current assets and their fair value based on the projected future cash flows related to existing assets. In Q3 2003 we have recorded the impairment charge of PLN 799.7m and the remaining amount (PLN 180.0m) will decrease the value of our licenses upon a final decision on forgiveness of Netia's outstanding local license fee obligations. At that time, the total local license fee obligations of EUR(euro) 91.4m (in nominal terms) will also be decreased by PLN 180.0m and the remaining amount will be reversed as a gain to the statements of operations.

On October 24, 2003 the verification of expenditures required for the forgiveness of licenses commenced and we were notified by the Minister of Infrastructure about the Minister's intent to finalize the process by November 30, 2003. We therefore expect both the impairment and forgiveness of licenses to be fully recorded in 2003.

Please note that cash flows used in the impairment test represent only a part of the cash flows calculated based on our new business plan (they relate only to the current base of our business, excluding any potential acquisitions or non-maintenance investment expenditures). Thus such cash flows should not be construed as a basis for valuation of Netia.

Lastly, please note that this quarter we added information on the internal churn under the "Key Operational Indicators" section of our detailed reporting format."

OTHER HIGHLIGHTS:
-----------------

>> NETIA'S ISSUED AND OUTSTANDING SHARE CAPITAL equaled PLN 344,382,304 as of September 30, 2003 and was divided into 344,382,304 shares, PLN 1 par value per share, each representing one right to vote at Netia's general meeting of shareholders. Netia's share capital increases upon each exercise of any subscription warrants, which were issued in connection with Netia's financial restructuring. As of November 5, 2003, there were 347,918 subscription warrants exercised out of a total of 64,848,442 issued. As of November 5, 2003, Netia's share capital equaled PLN 344,393,130.

>> THE MERGER BETWEEN NETIA AND ITS 19 WHOLLY-OWNED SUBSIDIARIES was approved by an extraordinary general shareholders' meeting of Netia on October 30, 2003, in connection with the ongoing process on internal consolidation of the Netia group companies. The merger, scheduled for completion in Q1 2004, is expected to result in optimizing the utilization of the Netia group's assets and increasing the efficiency of its operations.

>> THE DEPOSIT AGREEMENT UNDER NETIA'S AMERICAN DEPOSITARY RECEIPTS ("ADRS") FACILITY TERMINATED on September 29, 2003. Holders of Netia's ADRs will be able to submit their ADRs to The Bank of New York (the "Depositary") in order to exchange such ADRs for deposited shares until Friday, March 26, 2004. Commencing Monday, March 29, 2004, the Depositary will be able to sell all remaining deposited shares on the Warsaw Stock Exchange and hold the net proceeds of such sales for the benefit of ADR holders under the terms of the deposit agreement. The Depositary will distribute the net proceeds of any such sales to ADR holders who did not exchange their ADRs for shares.

>> A DECISION PROMISING THE CANCELLATION OF NETIA'S OUTSTANDING LOCAL LICENSE FEES, amounting to EUR(euro) 91.4m, based on investments incurred by Netia in 2001 and 2002 (upon the positive verification of these investments) was issued by the Polish Minister of Infrastructure on August 7, 2003. The investment verification process started on October 24, 2003 and the Minister of Infrastructure indicated that the final decision on this issue should be issued by November 30, 2003.



CONSOLIDATED FINANCIAL INFORMATION

Please note that due to the changes in presentation introduced as of January 1, 2003 and a related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating cost figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously. In addition, ARPUs presented in this release are given for a relevant three-month period as opposed to figures for the last month in a period reported previously. Please also see our condensed consolidated financial statements for the nine-month period ended September 30, 2003.

2003 YEAR-TO-DATE VS. 2002 YEAR-TO-DATE

REVENUES increased by 14% to PLN 518.3m (US$130.2m) during the nine-month period ended September 30, 2003 compared to PLN 456.2m for the same period in 2002.

REVENUES FROM TELECOMMUNICATIONS SERVICES increased by 15% to PLN 509.8m (US$128.1m) from PLN 442.5m in the corresponding period of 2002. The increase was primarily attributable to expansion of other than traditional direct voice products, such as indirect voice, data transmission, interconnection, wholesale and other telecom services (the share of revenues from these products increased to 28% of total revenues from telecommunications services during nine months of 2003 as compared to 14% for the same period in 2002) as well as an increase in the number of business lines and an increase in business mix of lines.

ADJUSTED EBITDA increased by 22% to PLN 147.8m (US$37.1m) for the first nine months of 2003 from PLN 121.0m for the same period in 2002. Adjusted EBITDA margin increased to 28.5% from 26.5%. This increase was achieved due to increases in revenues combined with our continuous effort to optimize the level of operating costs.

IMPAIRMENT CHARGE OF PLN 799.7M (US$200.9M) impacted the financial results for the period and was related to the impairment test performed in Q3 2003. The impairment test compared the book value of the non-current assets and their fair value based on their projected cash flows. The total impairment provision amounted to PLN 979.7m (US$246.1m). The impairment charge of PLN 799.7m recorded in Q3 2003 was allocated among the particular groups of assets as follows:

tangible fixed assets: PLN 567.1m (US$142.5m), construction in progress: PLN 25.2m (US$6.3m), computer software: PLN 29.3m (US$7.4m) and telecommunications licenses: PLN 178.1m (US$44.7m). An estimated amount of PLN 180.0m (US$45.2m) will be recorded as a decrease in the value of telecommunication licenses when the final decision regarding the outstanding local license fee obligations is obtained. At that point the liability side of Netia's balance sheet will be reduced accordingly by EUR(euro) 91.4m (in nominal terms).

INTERCONNECTION CHARGES amounted to PLN 92.2m (US$23.2m) for the nine-month period ended September 30, 2003 as compared to PLN 95.3m for the corresponding period last year. A 3% decrease in interconnection charges was mainly due to lower interconnection rates on fixed-to-mobile calls, introduced in Q3 2003.

OPERATING EXPENSES (EXCLUDING INTERCONNECTION CHARGES) represented 55% of total revenues for the nine-month period ended September 30, 2003 as compared to 53% for the same period in 2002, and consisted primarily of salaries and benefits as well as legal and financial services. Operating expenses (excluding interconnection charges) increased by 18% to PLN 282.8m (US$71.1m) from PLN 239.8m for the first nine months of 2002. This was mainly due to a 30% increase in cost of rented lines and network maintenance to PLN 38.8m (US$9.7m) from PLN 29.8m in the corresponding period of 2002, associated to a large extent with the acquisition of aewiat Internet S.A., an Internet service provider, in Q2 2003 as well as a 76% increase in sales and marketing expenses to PLN 18.8m (US$4.7m) from PLN 10.7m for the nine-month period ended September 30, 2002, related to the increased number of advertising campaigns. In addition, significant one-time severance payments of PLN 7.4m (US$1.9m), resulting from senior management changes, were recorded during the first nine months of 2003.

DEPRECIATION OF FIXED ASSETS remained stable, amounting to PLN 150.5m (US$37.8m) compared to PLN 152.2m for the nine-month period ended September 30, 2002, as the construction stage of the network expansion was completed.

AMORTIZATION OF INTANGIBLE ASSETS increased by 20% to PLN 65.8m (US$16.5m) from PLN 54.8m for the first nine months of 2002 due to an increased level of amortization costs related to the implementation of our new information technology systems.

AMORTIZATION OF NEGATIVE GOODWILL arising from the purchases of shares in aewiat Internet S.A. and Netia 1 Sp. z o.o. in Q2 2003, amounting to PLN 22.5m (US$5.6m), was recorded in the nine-month period ended September 30, 2003.

NET FINANCIAL EXPENSES decreased to PLN 74.5m (US$18.7m) for the nine-month period ended September 30, 2003 from PLN 634.4m in the corresponding period of 2002, due to the successful completion of the financial restructuring and the elimination of obligations under notes previously issued by Netia. In addition, the net financial expenses for the nine-month period ended September 30, 2003 included a write-off in the amount of PLN 41.2m (US$10.6m) related to an unamortized part of the 2002 Notes issuance costs, following their early redemption in Q1 2003.

NET LOSS increased by 12% to PLN 920.3m (US$231.2m), compared to a net loss of PLN 823.5m for the first nine months of 2002. The increase in net loss between these periods was mainly attributable to an impairment charge of PLN 799.7m (US$200.9m) on Netia's non-current assets mentioned above, while an exceptional non-cash item of PLN 108.7m (US$27.3m) impacted net loss for the nine-month period ended September 30, 2002 and which was related to a provision for impairment of non-current assets recorded in Q3 2002.

NET CASH USED FOR THE PURCHASE OF FIXED ASSETS AND COMPUTER SOFTWARE decreased by 51% to PLN 108.7m (US$27.3m) for the nine-month period ended September 30, 2003 from PLN 221.1m for the same period in 2002, following the steps taken to preserve cash. In addition, PLN 199.3m (US$50.1m) deposited in Q4 2002 in a restricted account as temporary security for obligations arising under the 2002 Notes was released in Q2 2003, and a deposit of PLN 60.2m (US$15.1m) was turned over to Netia in Q2 2003 following the successful completion of its financial restructuring; also, net cash in the amount of PLN 16.7m (US$4.2m) was received in Q2 2003 upon the purchase of aewiat Internet S.A. As a result, cash provided by investing activities amounted to PLN 157.3m (US$39.5m) for the nine-month period ended September 30, 2003, compared to cash usage of PLN 221.1m for the same period of 2002.

CASH AND CASH EQUIVALENTS at September 30, 2003 in the amount of PLN 209.6m (US$52.7m) were available to fund Netia's operations.

Q3 2003 VS. Q2 2003

REVENUES increased by 1% to PLN 179.1m (US$45.0m) for Q3 2003 from PLN 177.8m for Q2 2003. This resulted from a 9% increase in revenues from telecommunications products other than traditional direct voice to PLN 55.7m (US$14.0m) in Q3 2003 from PLN 51.3m in Q2 2003 and a 3% decrease in direct voice revenues to PLN 120.1m (US$30.2m) for Q3 2003 from PLN 124.0m in Q2 2003.

ADJUSTED EBITDA increased by 6% to PLN 53.6m (US$13.5m) for Q3 2003 from PLN 50.6m in Q2 2003. Adjusted EBITDA margin increased to 29.9% for Q3 2003 from 28.4% for Q2 2003. The increase in adjusted EBITDA and adjusted EBITDA margin was mainly a result of a decrease in operating costs, driven by decreases in legal and financial services as well as interconnection charges, and by the continued improvement of aewiat Internet S.A. financial performance.

NET LOSS amounted to PLN 824.6m (US$207.2m) in Q3 2003, compared to a net loss of PLN 15.4m in Q2 2003. The increase in net loss was mainly due to the impairment charge of PLN 799.7m (US$200.9m) recorded in Q3 2003.


OPERATIONAL REVIEW

CONNECTED LINES at September 30, 2003 amounted to 507,842. This number is net of
(i) a decrease in equivalent of lines by approximately 4,000 connected lines arising from the reconfiguration of the radio-access system recorded in Q4 2002,
(ii) provision for impairment of 27,350 connected lines recorded in Q3 2002 and
(iii) the write-off of 70,200 connected lines in Q3 2001.

SUBSCRIBER LINES IN SERVICE increased by 5% to 356,140 at September 30, 2003 from 340,232 at September 30, 2002 and by 1% from 351,295 at June 30, 2003. The number of subscriber lines is net of customer voluntary churn and disconnections by Netia of defaulting payers, which amounted to 7,585 and 1,641, respectively, for Q3 2003 and 22,391 and 4,860, respectively, for the nine-month period ended September 30, 2003. The total churn of 9,226 subscriber lines recorded in Q3 2003 was down from 13,598 subscriber lines in Q3 2002. In addition, the customer voluntary churn recorded in Q3 2003 included the internal churn of 2,941, which represents the customers who switched between different services offered by Netia.

BUSINESS CUSTOMER LINES IN SERVICE increased by 11% to 114,413 at September 30, 2003 from 103,209 at September 30, 2002 and by 3% from 111,162 at June 30, 2003.

BUSINESS LINES AS A PERCENTAGE OF TOTAL SUBSCRIBER LINES reached 32.1%, up from 30.3% at September 30, 2002 and 31.6% at June 30, 2003, reflecting the intensified focus on the corporate and SME market segments. Business customer lines accounted for 67% of net additions in the quarter. Revenues from business customer lines accounted for 57% and 58% of revenues from providing direct voice services for the nine months of 2003 and Q3 2003, respectively.

AVERAGE MONTHLY REVENUE PER BUSINESS LINE amounted to PLN 205 (US$52) for Q3 2003, representing a 11% decrease from PLN 232 for Q3 2002 and a 4% decrease from PLN 213 for Q2 2003.

AVERAGE MONTHLY REVENUE PER RESIDENTIAL LINE amounted to PLN 71 (US$18) for Q3 2003, representing a 3% decrease from PLN 73 for Q3 2002 and a 5% decrease from PLN 74 for Q2 2003.

AVERAGE MONTHLY REVENUE PER LINE amounted to PLN 113 (US$28) for Q3 2003, representing a 7% decrease from PLN 121 in Q3 2002 and a 5% decrease from PLN 119 in Q2 2003. Decreasing ARPUs for both residential and business lines reflect continued overall telecom tariff reduction trends.

HEADCOUNT at September 30, 2003 was 1,401 compared to 1,283 at September 30, 2002 and 1,430 at June 30, 2003. The increase in headcount in 2003 was due to the acquisition of aewiat Internet S.A. in Q2 2003 (which at the time of the acquisition employed 234 people) and transfer of its staff to Netia. In August 2003 Netia announced its plan to reduce the headcount by up to 300 employees countrywide by the end of Q1 2004.

THE NUMBER OF ACTIVE LINES IN SERVICE PER EMPLOYEE decreased by 6% to an average of 255 in Q3 2003, from 270 in Q3 2002, driven by an increased number of employees following the acquisition of aewiat Internet S.A. The number of active lines in service per employee in the first nine months of 2003 increased by 1% to an average of 264 compared to 261 in the same period last year.

MONTHLY AVERAGE TELECOMMUNICATIONS REVENUE PER EMPLOYEE increased by 4% to PLN 41,149 (US$10,339) in Q3 2003 from PLN 39,451 in Q3 2002. Monthly average telecommunications revenue per employee in the nine months ended September 30, 2003 increased by 15% to PLN 42,942 (US$10,790) compared to PLN 37,276 for the same period last year.

AN IMPROVED METHOD OF ACCESS TO MOBILE PHONE NETWORKS WAS OFFERED TO NETIA'S INDIRECT VOICE CUSTOMERS in November 2003. In addition to the existing availability via free of charge access numbers, these connections are now available through Netia's prefix (1055), thus simplifying the dialing process.

AN EXTENDED INTERNET FLAT RATE (for daytime and nighttime access) was introduced to Netia's Internet dial-up customers using analog lines in November 2003. The new flat rate combines unlimited nighttime Internet access with 100 hours of daytime connections, previously offered separately, at PLN 128.4 (gross) per month.

OUTSTANDING LICENSE FEE OBLIGATIONS RELATED TO NETIA'S LOCAL LICENSES amounted to approximately PLN 442.8m (US$111.3m) (in nominal terms) at September 30, 2003. Changes introduced in December 2002 into the Polish telecommunications law provided for cancellation of local license fee obligations in exchange for investments in the telecommunications infrastructure or their conversion into shares or debt of companies with outstanding license fees. Netia requested the cancellation of all outstanding local license fees based on capital expenditures it has already incurred. On August 7, 2003, the Polish Minister of Infrastructure issued the decisions promising to cancel the outstanding local license fee obligations amounting to EUR(euro)91.4m (PLN 399.4m at the exchange rate prevailing at August 7, 2003) along with the prolongation fees owed in connection with prior deferrals granted to Netia's subsidiaries, upon verification by the Minister of Infrastructure of investments incurred as reported in accordance with requirements of the Polish law enacted in December 2002. The Minister of Infrastructure also stated that those license fee obligations and prolongation fees were now due on September 30, 2004.

Based on these decisions all outstanding local license fee obligations of the Netia group companies will be cancelled based on investments incurred in 2001 and 2002, provided such investments are positively verified by the Ministry of Infrastructure in accordance with the applicable law. On September 29, 2003 Netia received a letter from the Minister of Infrastructure indicating that the Minister's final decision in this respect should be issued by November 30, 2003, following the completion of the process of verifying Netia's investments now underway.

 KEY FIGURES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
PLN'000                               YTD03          YTD02          3Q03           2Q03          1Q03           4Q02          3Q02
-----------------------------------------------------------------------------------------------------------------------------------
Revenues **                         518,259        456,170       179,134        177,821       161,304        156,822       154,829
y-o-y % change                        13.6%          15.8%         15.7%          16.2%          8.8%           6.9%         11.8%
EBITDA / Adjusted EBITDA **         147,756        121,028        53,579         50,575        43,602         34,197        48,689
Margin %                              28.5%          26.5%         29.9%          28.4%         27.0%          21.8%         31.4%
y-o-y change %                        22.1%         147.6%         10.0%          19.7%         44.9%          16.9%        173.9%
EBIT                              (845,720)      (194,677)     (818,810)        (1,373)      (25,537)       (68,131)     (133,136)
Margin %                           (163.2%)        (42.7%)      (457.1%)         (0.8%)       (15.8%)        (43.4%)       (86.0%)
Net profit / (loss)               (920,263)      (823,548)     (824,638)       (15,367)      (80,258)        148,576     (328,131)

Total debt                                -    (3,702,559)             -              -             -      (161,756)   (3,702,559)
Cash and cash equivalents           209,551        374,100       209,551        192,642       110,855        132,465       374,100
Capex                             (108,710)      (221,071)      (32,184)       (39,215)      (37,311)       (49,477)      (56,299)

-----------------------------------------------------------------------------------------------------------------------------------
US$'000 *                             YTD03          YTD02          3Q03           2Q03          1Q03           4Q02          3Q02
-----------------------------------------------------------------------------------------------------------------------------------
Revenues **                         130,219        114,618        45,010         44,680        40,530         39,404        38,903
y-o-y % change                        13.6%          15.8%         15.7%          16.2%          8.8%           6.9%         11.8%
EBITDA / Adjusted EBITDA **          37,126         30,410        13,462         12,708        10,956          8,592        12,234
Margin %                              28.5%          26.5%         29.9%          28.4%         27.0%          21.8%         31.4%
y-o-y change %                        22.1%         147.6%         10.0%          19.7%         44.9%          16.9%        173.9%
EBIT                              (212,498)       (48,915)     (205,736)          (345)       (6,416)       (17,119)      (33,452)
Margin %                           (163.2%)        (42.7%)      (457.1%)         (0.8%)       (15.8%)        (43.4%)       (86.0%)
Net profit / (loss)               (231,228)      (206,927)     (207,201)        (3,861)      (20,166)         37,332      (82,447)

Total debt                                -      (930,315)             -              -             -       (40,643)     (930,315)
Cash and cash equivalents            52,652         93,997        52,652         48,404        27,854         33,283        93,997
Capex                              (27,315)       (55,547)       (8,087)        (9,853)       (9,375)       (12,432)      (14,146)



* The US$ amounts shown in this table and in the entire document have been translated using an exchange rate of PLN 3.9799 = US$1.00, the average rate announced by the National Bank of Poland at September 30, 2003. These figures are included for the convenience of the reader only.

** Please note that due to the changes of presentation format introduced as of January 1, 2003 and related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating costs figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously.

KEY OPERATIONAL INDICATORS
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    3Q03           2Q03          1Q03         4Q02**         3Q02*
-----------------------------------------------------------------------------------------------------------------------------------
NETWORK DATA
Backbone (km)                                                      3,850          3,840         3,840          3,840         3,580
Number of connected lines (cumulative)                           507,842        503,672       501,512        500,552       503,358


SUBSCRIBER DATA (WITH REGARD TO DIRECT VOICE SERVICES)
Subscriber lines (cumulative)                                    356,140        351,295       345,447        341,160       340,232
     Incl. ISDN equivalent of lines                               64,122         59,916        56,510         53,288        50,886
Total net additions                                                4,845          5,848         4,287            928       (1,913)
Business net additions                                             3,251          2,559         2,965          2,429         1,212
Business subscriber lines (cumulative)                           114,413        111,162       108,603        105,638       103,209
Business mix of total subscriber lines (cumulative)                32.1%          31.6%         31.4%          31.0%         30.3%

ARPU (PLN) ^                                                         113            119           119            121           121
ARPU per business line (PLN) ^                                       205            213           215            222           232
ARPU per residential line (PLN) ^                                     70             74            73             75            73

Churn                                                              9,226          8,146         9,879         12,985        13,598
     Disconnections of defaulting payers originated by Netia       1,641          1,536         1,683          5,279         5,341
     Voluntary churn                                               7,585          6,610         8,196          7,706         8,257
       Incl. internal churn***                                     2,941

OTHERS
Headcount                                                          1,401          1,430         1,283          1,289         1,283



^ ARPUs presented in this report are given for a relevant three-month period as opposed to figures for a last month in a period reported previously.

* The number of connected lines reported for Q3 2002 has been recalculated in order to reflect the impairment of 27,350 lines due to the future limited utilization of certain existing parts of Netia's local access network.

** The number of connected lines reported for Q4 2002 has been recalculated in order to reflect the reconfiguration of the radio-access system by approximately 4,000 connected lines.

*** There is no data on internal churn available for the periods earlier than Q3 2003.



                               (Tables to Follow)

INCOME STATEMENT (ACCORDING TO IAS), unaudited
-------------------------------------------------------------------------------------------------------------------------------
 (PLN in thousands unless otherwise stated)

 TIME PERIODS:                                                    YTD 03            YTD 02                 3Q03           2Q03
-------------------------------------------------------------------------------------------------------------------------------
 Telecommunications revenue
        Direct Voice                                             366,549           378,862              120,063        123,986
        ------------                                             -------           -------              -------        -------
 >>         installation fees                                        631               973                  136            226
 >>         monthly charges                                       93,007            94,938               31,350         31,039
 >>         calling charges                                      272,911           282,951               88,577         92,721
 -          local  calls                                          91,212            95,025               28,834         31,070
 -          domestic long-distance calls                          55,399            54,559               18,487         18,349
 -          international long-distance calls                     22,232            25,967                7,735          7,391
 -          fixed-to-mobile calls                                 88,428            89,370               28,989         30,907
 -          other                                                 15,640            18,030                4,532          5,004
        Indirect Voice                                            47,710            22,760               18,430         15,918
        --------------                                            ------            ------               ------         ------
        Data                                                      35,760            14,566               14,652         13,618
        ----                                                      ------            ------               ------         ------
        Interconnection revenues                                   3,933             4,763                1,062          1,420
        ------------------------                                   -----             -----                -----          -----
        Wholesale services                                        37,437            16,835               13,147         13,112
        ------------------                                        ------            ------               ------         ------
        Other telecommunications revenues                         18,404             4,703                8,373          7,230
        ---------------------------------                         ------             -----                -----          -----
 TOTAL TELECOMMUNICATIONS REVENUE                                509,793           442,489              175,727        175,284
 Other revenue                                                     8,466            13,681                3,407          2,537
 TOTAL REVENUES                                                  518,259           456,170              179,134        177,821

 OTHER OPERATING INCOME                                            4,478                 -                    -          4,478

 Interconnection charges                                        (92,217)          (95,330)             (29,252)       (31,944)
 Salaries & benefits                                            (97,475)          (89,803)             (35,865)       (32,359)
 Legal & financial services                                     (58,788)          (54,687)             (16,933)       (22,793)
 Cost of rented lines & network maintenance                     (38,771)          (29,808)             (14,751)       (15,714)
 Sales & marketing                                              (18,844)          (10,742)              (5,819)        (5,192)
 Other operating expenses                                       (68,886)          (54,772)             (22,935)       (23,722)
 EBITDA / ADJUSTED EBITDA                                        147,756           121,028               53,579         50,575
 MARGIN (%)                                                        28.5%             26.5%                29.9%          28.4%

 Depreciation of fixed assets                                  (150,451)         (152,191)             (52,444)       (49,108)
 Amortization of negative goodwill                                22,513                 -                3,132         19,381
 Amortization of intangible assets                              (65,843)          (54,825)             (23,382)       (22,221)
 Impairment provision for non-current assets                   (799,695)         (108,689)            (799,695)              -
 EBIT                                                          (845,720)         (194,677)            (818,810)        (1,373)
 MARGIN (%)                                                     (163.2%)           (42.7%)             (457.1%)         (0.8%)

 Net financial expenses                                         (74,543)         (634,397)              (5,566)       (14,484)
 (LOSS) / PROFIT BEFORE TAX                                    (920,263)         (829,074)            (824,376)       (15,857)

 Tax (charges) / benefits                                            371           (2,218)                 (90)            609
 Minority share in profit of subsidiaries                          (371)           (7,744)                (172)          (119)
 NET LOSS / PROFIT                                             (920,263)         (823,548)            (824,638)       (15,367)
 MARGIN (%)                                                     (177.6%)          (180.5%)             (460.3%)         (8.6%)

 (Loss) / Profit  per share (not in thousands)                    (2.68)           (26.69)               (2.40)         (0.04)
 Weighted average number of shares outstanding (not in
 thousands)                                                  343,658,192        30,854,382          343,789,345    343,606,330


NOTE TO FINANCIAL EXPENSES
--------------------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                      YTD 03            YTD 02              3Q03              2Q03
--------------------------------------------------------------------------------------------------------------------------------
Net interest expense                                              (5,945)         (320,511)             (342)           (3,722)
Net foreign exchange losses                                      (25,912)         (313,886)           (5,293)          (10,569)
Write-off of notes issuance costs due to redemption of notes     (41,161)                 -                 -                 -
Amortization of discount on installment obligations                 (419)                 -             (143)             (140)
Amortization of notes issuance costs                              (1,265)                 -                 -                 -
Other                                                                 159                 -               212                 -



EBITDA / ADJUSTED EBITDA RECONCILIATION TO LOSS FROM OPERATIONS
--------------------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                      YTD 03            YTD 02              3Q03              2Q03
--------------------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                            (845,720)         (194,677)         (818,810)           (1,373)
Add back:
          Depreciation of fixed assets                            150,451           152,191            52,444            49,108
          Amortization of intangible assets                        65,843            54,825            23,382            22,221
          Amortization of negative goodwill                      (22,513)                 -           (3,132)          (19,381)
          Impairment provision for non-current assets             799,695           108,689           799,695                 -

EBITDA / ADJUSTED EBITDA                                          147,756           121,028            53,579            50,575


BALANCE SHEET (ACCORDING TO IAS, unaudited)
---------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS                                                   SEPTEMBER 30, 2003                  DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                 209,551                            132,465
Restricted investments, cash and cash equivalents                               -                            254,211
Accounts receivable
     Trade, net                                                            92,300                             87,067
     Government value added tax                                             6,760                              2,374
     Other                                                                  3,484                              8,147
Inventories                                                                 1,297                                854
Prepaid expenses                                                           13,449                              8,260
TOTAL CURRENT ASSETS                                                      326,841                            493,378

Investments                                                                   161                              1,663
Fixed assets, net                                                       1,590,709                          2,245,917
Licenses, net                                                             419,463                            639,176
Computer software, net                                                     83,386                            112,685
Negative goodwill                                                        (32,143)                                  -
Other long-term assets                                                        811                                  -
TOTAL NON-CURRENT ASSETS                                                2,062,387                          2,999,441

TOTAL ASSETS                                                            2,389,228                          3,492,819

Short-term liabilities for licenses                                       360,350                            211,247
Accounts payable and accruals
     Trade                                                                 43,664                             89,864
     Accruals and other                                                    81,066                             85,805
Deferred income                                                             9,360                              6,956
TOTAL CURRENT LIABILITIES                                                 494,440                            393,872

Long-term debt                                                                  -                            161,756
Long-term liabilities for licenses                                          4,509                            112,260
Long-term installment obligations                                           5,560                              5,141
Other long-term obligations                                                   508                                  -
TOTAL NON-CURRENT LIABILITIES                                              10,577                            279,157

Minority interest                                                           4,143                             17,499

Share capital                                                             344,382                            203,285
Share premium                                                           1,572,903                          1,713,865
Treasury shares                                                           (2,812)                            (2,812)
Other reserves                                                          3,816,325                          3,819,712
Accumulated deficit                                                   (3,850,730)                        (2,931,759)
TOTAL SHAREHOLDERS' EQUITY                                              1,880,068                          2,802,291

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              2,389,228                          3,492,819


CASH FLOW STATEMENT (ACCORDING TO IAS), unaudited
------------------------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                           YTD03             YTD02              3Q03              2Q03
------------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) / PROFIT                                                 (920,263)         (823,548)         (824,638)          (15,367)

Depreciation of fixed assets and amortization of licenses
  and other intangible assets                                         216,294           207,016            75,826            71,329
Amortization of negative goodwill                                    (22,513)                 -           (3,132)          (19,381)
Amortization of notes issuance costs                                    1,265                 -                 -                 -
Amortization of discount on installment obligations                       419                 -               143               140
Write-off of notes issuance costs                                      41,161                 -                 -                 -
Interest expense accrued on license liabilities                         6,685            15,890             2,338             2,222
Interest expense accrued on long-term debt                              3,030           314,951                 -             1,903
Minority share in profits of subsidiaries                                 371           (7,744)               172               119
Increase in long-term assets                                            (811)                 -               295           (1,011)
Other provisions                                                        (580)                 -           (2,814)             1,348
Impairment provision for non-current assets                           799,695           108,689           799,695                 -
Foreign exchange losses                                                27,688           317,397             7,470            11,163
Changes in working capital                                            (7,548)            20,355            10,576             2,325
NET CASH PROVIDED BY OPERATING ACTIVITIES                             144,893           153,006            65,931            54,790

Purchase of fixed assets and computer software                      (108,710)         (221,071)          (32,184)          (39,215)
Decrease / (increase) in restricted cash and cash equivalents         259,514                 -                 -            60,221
Purchase of minority shareholdings in a subsidiary                      (577)                 -                 -             (577)
Purchase of subsidiary, net of received cash                           16,648                 -              (54)            16,702
Increase of investments                                                 (405)                 -                10             (415)
Payments for licenses                                                 (9,160)                 -                 -           (9,160)
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES                 157,310         (221,071)          (32,228)            27,556

Proceeds from share issue, net                                            337                 -               219               118
Redemption of notes                                                 (204,193)                 -                 -                 -
Payments related to restructuring                                    (24,817)          (47,042)          (18,865)           (1,477)
Issuance of notes for warrants                                            508                 -                 -               508
Payments for cancellation of swap transactions                              -          (29,279)                 -                 -
NET CASH USED IN FINANCING ACTIVITIES                               (228,165)          (76,321)          (18,646)             (851)

Effect of exchange rate change on cash and cash equivalents             3,048            31,540             1,852               292

NET CHANGE IN CASH AND CASH EQUIVALENTS                                77,086         (112,846)            16,909            81,787

Cash and cash equivalents at the beginning of the period              132,465           486,946           192,642           110,855

Cash and cash equivalents at the end of the period                    209,551           374,100           209,551           192,642


DEFINITIONS
--------------------------------------------------------------------------------

2002 NOTES                     - 10% Senior Secured Notes due 2008, redeemed
                                 fully by Netia on March 24, 2003;

ARPU                           - average monthly revenue per direct voice line
                                 (business or residential) during the period;
                                 ARPU is obtained by dividing the amount of monthly revenues from direct voice services (excluding installation fees) by the average number of subscriber lines, in each case for the referenced three-month period;

BACKBONE                       - a telecommunications network designed to
                                 carry the telecommunications traffic between the main junctions of the network;

CAPEX                          - cash spending related to capital expenditures
                                 during the period;

CASH                           - cash and cash equivalents at the end of
                                 period;

CHURN                          - termination of direct voice services
                                 contracted by a subscriber, which was
                                 originated either by a subscriber (voluntary churn) or by Netia (disconnection of a defaulting payer). In addition, voluntary churn includes subscribers who either resigned from some of Netia's products but remained Netia's customers and are still billed by Netia (internal churn);

CONNECTED LINE                 - a telecommunications line which was
                                 constructed, tested and connected to Netia's network/switching node and is ready for activation after signing an agreement for providing telecommunications services;

COST OF RENTED LINES &
NETWORK MAINTENANCE            - cost of rentals of lines and
                                 telecommunications equipment, as well as maintenance, services and related expenses necessary to operate our network;

DATA REVENUES                  - revenues from provisioning Frame Relay, lease
                                 of lines and Internet fixed-access services;

DIRECT VOICE REVENUES          - telecommunications revenues from voice
                                 services offered by Netia to its subscribers. Direct voice services include the following traffic fractions: local calls, domestic long-distance (DLD) calls, international long distance (ILD) calls, fixed-to-mobile calls and other services (incl. Internet dial-in, emergency calls, komertel and intelligent network services (0-80x and 0-70x));

EBITDA /ADJUSTED EBITDA        - to supplement the reporting of our
                                 consolidated financial information under IAS, we will continue to present certain financial measures, including EBITDA. We define EBITDA as net income/(loss) as measured by IAS, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2002 and 2003 has been further adjusted for impairment of goodwill, provisions for fixed assets, effects of default on long-term debt and cancellation of swap transactions and is therefore defined as Adjusted EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS measure and should not be considered as an alternative to IAS measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or as an indicator of liquidity. The presentation of EBITDA, however, enables investors to focus on period-over-period operating performance, without the impact of non-operational or non-recurring items. It is also among the primary indicators we use in planning and operating the business. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies;

HEADCOUNT                      - full time employment equivalents;

INDIRECT VOICE REVENUES        - telecommunications revenues from the services
                                 offered through Netia's prefix (1055) to customers being subscribers of other operators. Indirect access services include the following traffic fractions: domestic long-distance (DLD) calls, international long distance (ILD) calls and fixed-to-mobile calls;

INTERCONNECTION CHARGES        - payments made by Netia to other operators for
                                 origination, termination or transfer of traffic using other operators' networks;

INTERCONNECTION REVENUES       - payments made by other operators to Netia for
                                 origination, termination or transfer of traffic using Netia's network;

LEGAL AND FINANCIAL SERVICES   - costs of taxes and fees, insurance as well as
                                 other financial services provided to Netia by third parties;

OTHER OPERATING EXPENSES       - include primarily costs of office and car
                                 maintenance, information technology services, costs of materials and energy, mailing services, bad debt expense and other provisions and external services;

OTHER TELECOMMUNICATIONS
REVENUES                       - revenues from provisioning Internet dial-in
                                 services for Netia's indirect customers (based on a call-back principle (provided currently) and an access number (0-20) (to be provided in the future)), intelligent network services (0-80x and 0-70x), as well as other non-core revenues;

OTHER REVENUE                  - revenues from radio-trunking services
                                 provided by Netia's subsidiary, Uni-Net Sp. z o.o.;

SUBSCRIBER LINE                - a connected line which became activated and
                                 generated revenue at the end of the period;

TOTAL DEBT                     - short-term and long-term interest bearing
                                 liabilities;

WHOLESALE SERVICES             - revenues from providing commercial network
                                 services such as voice termination, incoming
                                 Voice over Internet Protocol (VoIP),
                                 telehousing and collocation as well as
                                 backbone-based services.


Netia management will hold a conference call to review the results tomorrow, Thursday, November 6, at 6:00 PM (UK) / 5:00 PM (Continent) / 11:00 AM (Eastern). To register for the call and obtain dial in numbers please contact Mark Walter at Taylor Rafferty London on +44 (0) 20 7936 0400 or Abbas Qasim at Taylor Rafferty New York on 212 889 4350.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

NETIA S.A.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS


  TO THE SUPERVISORY BOARD AND SHAREHOLDERS
  OF NETIA S.A.

  We have reviewed the accompanying condensed consolidated balance sheets of Netia S.A. and its subsidiaries (the "Company") as at September 30, 2003 and 2002, and the related condensed consolidated statements of operations, and cash flows for the three- and nine-month periods ended September 30, 2003 and 2002 and the related condensed consolidated statements of changes in shareholders' equity / (deficit) for the nine-month periods ended September 30, 2003 and 2002. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

  We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting."

  The convenience translations are disclosed as part of the condensed consolidated financial statements. The convenience translations have been presented in US dollars, as a matter of arithmetic computation using the official rate of the National Bank of Poland at September 30, 2003 of PLN
  3.9799 to US dollar 1.00. We have not audited these translations and accordingly we do not express an opinion thereon. The US dollar amounts presented in these condensed consolidated financial statements should not be construed as a representation that the PLN amounts have been or could have been converted to US dollars at this rate or at any other rate.

  We previously audited in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as at December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, presented herein for comparative purposes. In our report dated February 13, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 2002 and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.




  PricewaterhouseCoopers Sp. z o.o.

  Warsaw, Poland
  November 5, 2003

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                             SEPTEMBER 30,         DECEMBER 31,
                                                                                                 2003                  2002
                                                                               NOTE           (UNAUDITED)            (AUDITED)
                                                                             ----------   --------------------   -------------------
                                                                                                 (PLN)                 (PLN)
ASSETS

CURRENT ASSETS
Cash and cash equivalents..............................................                              209,551               132,465
Restricted investments, cash and cash equivalents......................                                    -               254,211
Accounts receivable....................................................
   Trade, net of allowance for doubtful accounts of  PLN 56,143
      and PLN 45,278...................................................                               92,300                87,067
   Government - value added tax........................................                                6,760                 2,374
   Other...............................................................                                3,484                 8,147
Inventories............................................................                                1,297                   854
Prepaid expenses.......................................................                               13,449                 8,260
                                                                                          --------------------   -------------------
TOTAL CURRENT ASSETS...................................................                              326,841               493,378

Investments............................................................                                  161                 1,663
Fixed assets, net......................................................         4                  1,590,709             2,245,917
Intangible assets......................................................
   Licenses, net.......................................................         5                    419,463               639,176
   Computer software, net..............................................                               83,386               112,685
Negative goodwill......................................................         7                    (32,143)                    -
Other long term assets.................................................                                  811                     -
                                                                                          --------------------   -------------------

TOTAL ASSETS...........................................................                            2,389,228             3,492,819
                                                                                          ====================   ===================

/s/ Wojciech Madalski
---------------------------
Wojciech Madalski
President of the Company

/s/ Zbigniew Lapinski
----------------------------
Zbigniew Lapinski
Chief Financial Officer


Warsaw, Poland
November 5, 2003


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                 CONVENIENCE TRANSLATION
                                                                                                      (UNAUDITED)
                                                                                          --------------------------------------
                                                                                            SEPTEMBER 30,       DECEMBER 31,
                                                                               NOTE             2003                2002
                                                                                          ------------------  ------------------
                                                                                                (USD)               (USD)
ASSETS

CURRENT ASSETS
Cash and cash equivalents..............................................                             52,652              33,283
Restricted investments, cash and cash equivalents......................                                  -              63,874
Accounts receivable....................................................
   Trade, net of allowance for doubtful accounts of  USD 14,107 and USD
      11,377...........................................................                             23,192              21,877
   Government - value added tax........................................                              1,699                 596
   Other...............................................................                                875               2,047
Inventories............................................................                                326                 215
Prepaid expenses.......................................................                              3,379               2,075
                                                                                          ------------------  ------------------
TOTAL CURRENT ASSETS...................................................                             82,123             123,967

Investments............................................................                                 40                 418
Fixed assets, net......................................................          4                 399,686             564,315
Intangible assets......................................................
   Licenses, net.......................................................          5                 105,395             160,601
   Computer software, net..............................................                             20,952              28,314
Negative goodwill......................................................          7                  (8,076)                  -
Other long term assets.................................................                                204                   -
                                                                                          ------------------  ------------------

TOTAL ASSETS...........................................................                            600,324             877,615
                                                                                          ==================  ==================


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                             SEPTEMBER 30,         DECEMBER 31,
                                                                               NOTE              2003                  2002
                                                                                              (UNAUDITED)            (AUDITED)
                                                                             ----------   --------------------   -------------------
                                                                                                 (PLN)                 (PLN)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term liabilities for licenses.....................................        5                    360,350               211,247
Accounts payable and accruals...........................................
   Trade................................................................                              43,664                89,864
   Accruals and other...................................................                              81,066                85,805
Deferred income.........................................................                               9,360                 6,956
                                                                                          --------------------   -------------------
TOTAL CURRENT LIABILITIES...............................................                             494,440               393,872

Long term liabilities for licenses......................................        5                      4,509               112,260
Long term debt..........................................................        8                          -               161,756
Long term installment obligations.......................................                               5,560                 5,141
Other long term liabilities.............................................                                 508                     -
                                                                                          --------------------   -------------------
TOTAL LIABILITIES.......................................................                             505,017               673,029

Minority interest.......................................................                               4,143                17,499

SHAREHOLDERS' EQUITY                                                            9
Share capital (nominal par value of PLN 1 and PLN 6 per share,
   respectively)........................................................                             344,382               203,285
Share premium ..........................................................                           1,572,903             1,713,865
Treasury shares.........................................................                              (2,812)               (2,812)
Other reserves..........................................................                           3,816,325             3,819,712
Accumulated deficit.....................................................                          (3,850,730)           (2,931,759)
                                                                                          --------------------   -------------------
TOTAL SHAREHOLDERS' EQUITY .............................................                           1,880,068             2,802,291
                                                                                          --------------------   -------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................                           2,389,228             3,492,819
                                                                                          ====================   ===================



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                   CONVENIENCE TRANSLATION
                                                                                                        (UNAUDITED)
                                                                                          ------------------------------------------
                                                                                             SEPTEMBER 30,         DECEMBER 31,
                                                                               NOTE              2003                  2002
                                                                             ----------   --------------------   -------------------
                                                                                                 (USD)                 (USD)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term liabilities for licenses.....................................        5                     90,542                53,078
Accounts payable and accruals...........................................
   Trade................................................................                              10,971                22,579
   Accruals and other...................................................                              20,369                21,560
Deferred income.........................................................                               2,352                 1,748
                                                                                          --------------------   -------------------
TOTAL CURRENT LIABILITIES...............................................                             124,234                98,965

Long term liabilities for licenses......................................        5                      1,133                28,207
Long term debt..........................................................        8                          -                40,643
Long term installment obligations.......................................                               1,397                 1,292
Other long term liabilities.............................................                                 128                     -
                                                                                          --------------------   -------------------
TOTAL LIABILITIES.......................................................                             126,892               169,107


Minority interest.......................................................                               1,041                 4,397

SHAREHOLDERS' EQUITY                                                            9
Share capital (nominal par value of PLN 1 and PLN 6 per share,
   respectively)........................................................                              86,530                51,078
Share premium ..........................................................                             395,212               430,630
Treasury shares.........................................................                                (707)                 (707)
Other reserves..........................................................                             958,900               959,751
Accumulated deficit.....................................................                            (967,544)             (736,641)
                                                                                          --------------------   -------------------
TOTAL SHAREHOLDERS' EQUITY .............................................                             472,391               704,111
                                                                                          --------------------   -------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................                             600,324               877,615
                                                                                          ====================   ===================


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)

                                                           NINE-MONTH     NINE-MONTH    THREE-MONTH     THREE-MONTH
                                                          PERIOD ENDED    PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    YEAR ENDED
                                                          SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,   SEPTEMBER 30,  DECEMBER 31,
                                                              2003            2002           2003           2002           2002
                                                  NOTE    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)      (AUDITED)
                                                  -----  --------------  -------------  -------------   ------------   ------------
                                                              (PLN)          (PLN)         (PLN)            (PLN)          (PLN)

REVENUE
   Telecommunication services revenue
     Direct voice services.......................               366,549        378,862        120,063        124,347      503,058
       Installation fees.........................                   631            973            136            289        1,162
       Monthly fees..............................                93,007         94,938         31,350         31,491      126,366
       Calling charges...........................               272,911        282,951         88,577         92,567      375,530
           Local calls...........................                91,212         95,025         28,834         29,420      126,276
           Domestic long distance calls..........                55,399         54,559         18,487         18,061       72,447
           International long distance calls.....                22,232         25,967          7,735          8,960       33,747
           Fixed-to-mobile.......................                88,428         89,370         28,989         30,231      118,388
           Other.................................                15,640         18,030          4,532          5,895       24,672
     Indirect voice..............................                47,710         22,760         18,430         10,137       34,628
     Data........................................                35,760         14,566         14,652          5,573       20,468
     Interconnection revenue.....................                 3,933          4,763          1,062          1,398        6,248
     Wholesale services..........................                37,437         16,835         13,147          7,338       23,769
     Other telecommunication revenue.............                18,404          4,703          8,373          2,700        8,557
                                                            ------------   ------------   ------------   ------------ ------------

                                                                509,793        442,489        175,727        151,493      596,728

   Other revenue.................................                 8,466         13,681          3,407          3,336       16,264
                                                            ------------   ------------   ------------   ------------ ------------
  TOTAL REVENUE..................................               518,259        456,170        179,134        154,829      612,992

OTHER OPERATING INCOME...........................                 4,478              -              -              -            -

COSTS
Interconnection charges..........................               (92,217)       (95,330)       (29,252)       (32,415)    (126,088)
Salaries and benefits............................               (84,772)       (77,313)       (31,958)       (24,739)    (105,218)
Social security costs............................               (12,703)       (12,490)        (3,907)        (3,380)     (18,152)
Legal and financial services.....................               (58,788)       (54,687)       (16,933)       (21,446)     (72,255)
Sales and marketing expenses.....................               (18,844)       (10,742)        (5,819)        (4,856)     (20,816)
Cost of rented lines and network maintenance.....               (38,771)       (29,808)       (14,751)        (2,802)     (45,470)
Depreciation of fixed assets ....................              (150,451)      (152,191)       (52,444)       (54,905)    (194,634)
Amortization of negative goodwill................                22,513              -          3,132              -            -
Amortization of other intangible assets..........               (65,843)       (54,825)       (23,382)       (18,231)     (74,046)
Impairment provision for non-current assets......    6         (799,695)      (108,689)      (799,695)      (108,689)    (149,353)
Other operating expenses.........................               (68,886)       (54,772)       (22,935)       (16,502)     (69,768)
                                                            ------------   ------------   ------------   ------------ ------------
LOSS FROM OPERATIONS.............................              (845,720)      (194,677)      (818,810)      (133,136)    (262,808)

Financial expense, net...........................   10          (74,543)      (634,397)        (5,566)      (202,113)    (417,570)
                                                            ------------   ------------   ------------   ------------ ------------
LOSS BEFORE INCOME TAX...........................              (920,263)      (829,074)      (824,376)      (335,249)    (680,378)
Income tax benefit / (charge)....................                   371         (2,218)           (90)          (893)      (1,903)
                                                            ------------   ------------   ------------   ------------ ------------
LOSS BEFORE MINORITY INTEREST....................              (919,892)      (831,292)      (824,466)      (336,142)    (682,281)
Minority share in (profits) / losses
   of subsidiaries...............................                  (371)         7,744           (172)         8,011        7,309
                                                            ------------   ------------   ------------   ------------ ------------
NET LOSS.........................................              (920,263)      (823,548)      (824,638)      (328,131)    (674,972)
                                                            ============   ============   ============   ============ ============
BASIC AND DILUTED
   LOSS PER SHARE (not in thousands).............   11            (2.68)        (26.69)         (2.40)        (10.61)      (17.89)
                                                            ============   ============   ============   ============ ============


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                  CONVENIENCE TRANSLATION (UNAUDITED)
                                                            ------------------------------------------------------------------------
                                                              NINE-MONTH     NINE-MONTH      THREE-MONTH    THREE-MONTH    YEAR
                                                             PERIOD ENDED    PERIOD ENDED    PERIOD ENDED   PERIOD ENDED   ENDED
                                                              SEPTEMBER      SEPTEMBER       SEPTEMBER      SEPTEMBER     DECEMBER
                                                                  30,           30,             30,            30,           31,
                                                   NOTE          2003          2002            2003           2002          2002
                                                   ----    -------------  -------------   -------------  ------------- -------------
                                                                (USD)          (USD)          (USD)           (USD)       (USD)

REVENUE
   Telecommunication services revenue
     Direct voice services.....................                 92,100        95,193           30,167         31,244      126,398
       Installation fees.......................                    159           244               34             73          292
       Monthly fees............................                 23,369        23,854            7,877          7,913       31,751
       Calling charges.........................                 68,572        71,095           22,256         23,258       94,355
           Local calls.........................                 22,918        23,876            7,245          7,392       31,728
           Domestic long distance calls........                 13,920        13,709            4,645          4,538       18,203
           International long distance calls...                  5,586         6,525            1,943          2,251        8,479
           Fixed-to-mobile.....................                 22,218        22,455            7,284          7,596       29,746
           Other...............................                  3,930         4,530            1,139          1,481        6,199
     Indirect voice............................                 11,988         5,719            4,631          2,547        8,701
     Data......................................                  8,985         3,660            3,682          1,400        5,143
     Interconnection revenue...................                    988         1,197              267            351        1,570
     Wholesale services........................                  9,407         4,230            3,303          1,844        5,972
     Other telecommunication revenue...........                  4,624         1,182            2,104            678        2,150
                                                             ----------    ----------       ----------     ----------   ----------
                                                               128,092       111,181           44,154         38,064      149,934

   Other revenue........................................         2,127         3,438              856            839        4,087
                                                             ----------    ----------       ----------     ----------   ----------
  TOTAL REVENUE                                                130,219       114,619           45,010         38,903      154,021

OTHER OPERATING INCOME..................................         1,125             -                -              -            -

COSTS
Interconnection charges........................                (23,171)      (23,953)          (7,350)        (8,145)     (31,681)
Salaries and benefits..........................                (21,300)      (19,426)          (8,030)        (6,216)     (26,437)
Social security costs..........................                 (3,192)       (3,138)            (982)          (849)      (4,561)
Legal and financial services...................                (14,771)      (13,741)          (4,255)        (5,389)     (18,155)
Sales and marketing expenses...................                 (4,735)       (2,699)          (1,462)        (1,220)      (5,230)
Cost of rented lines and network maintenance...                 (9,742)       (7,490)          (3,706)          (704)     (11,425)
Depreciation of fixed assets ..................                (37,803)      (38,240)         (13,177)       (13,796)     (48,904)
Amortization of negative goodwill..............                  5,657             -              787              -            -
Amortization of other intangible assets........                (16,544)      (13,775)          (5,875)        (4,581)     (18,605)
Impairment provision for non-current assets....     6         (200,933)      (27,309)        (200,933)       (27,309)     (37,527)
Other operating expenses.......................                (17,308)      (13,762)          (5,763)        (4,146)     (17,530)
                                                             ----------    ----------       ----------     ----------   ----------
LOSS FROM OPERATIONS...........................               (212,498)      (48,914)        (205,736)       (33,453)     (66,034)

Financial expense, net.........................     10         (18,730)     (159,401)          (1,399)       (50,783)    (104,920)
                                                             ----------    ----------       ----------     ----------   ----------
LOSS BEFORE INCOME TAX.........................               (231,228)     (208,315)        (207,135)       (84,235)    (170,954)
Income tax charge..............................                     94          (558)             (22)          (225)        (478)
                                                             ----------    ----------       ----------     ----------   ----------
LOSS BEFORE MINORITY INTEREST..................               (231,134)     (208,873)        (207,157)       (84,460)    (171,432)
Minority share in (profits) / losses
   of subsidiaries.............................                    (94)        1,946              (44)         2,013        1,836
                                                             ----------    ----------       ----------     ----------   ----------
NET LOSS.......................................               (231,228)     (206,927)        (207,201)       (82,447)    (169,596)
                                                             ==========    ==========       ==========     ==========   ==========

BASIC AND DILUTED
   LOSS PER SHARE (not in thousands)...........     11           (0.67)        (6.71)           (0.60)         (2.67)       (4.50)
                                                             ==========    ==========       ==========     ==========   ==========



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                  CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
                       IN SHAREHOLDERS' EQUITY /(DEFICIT)
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                                                          TOTAL
                                                      SHARE        SHARE         TREASURY     OTHER       ACCUMULATED  SHAREHOLDERS'
                                              NOTE   CAPITAL      PREMIUM        SHARES      RESERVES       DEFICIT        EQUITY
                                              ----  -----------  -----------   -----------  -----------  -------------  ----------
                                                       (PLN)        (PLN)         (PLN)       (PLN)        (PLN)           (PLN)

BALANCE AS AT DECEMBER 31, 2002 (AUDITED)....          203,285     1,713,865       (2,812)    3,819,712     (2,931,759)   2,802,291

Registration of series H shares..............          312,626        25,831            -      (338,457)             -            -

Transfer of shares issuance costs
   up to the amount of share premium.........                -       (25,831)           -        25,831              -            -

Decrease of nominal value of shares..........  9      (171,866)      171,866            -             -             -            -

Issuance of series J shares, net of
  related costs..............................              337             -            -             -             -          337

Coverage of losses from previous years
  in individual entities*....................                -      (312,828)           -       309,239          3,589            -

Effect of full consolidation of certain
  subsidiaries...............................                -             -            -             -        (2,297)      (2,297)

Net loss.....................................                -             -            -             -       (920,263)    (920,263)
                                                     -----------  -----------   -----------  -----------  -------------  ----------
BALANCE AS AT SEPTEMBER 30, 2003
   (UNAUDITED)...............................          344,382     1,572,903       (2,812)    3,816,325     (3,850,730)   1,880,068
                                                     ===========  ===========   ===========  ===========  =============  ==========

*The coverage of losses from the previous years in the individual subsidiaries' financial statements was recordd based on the following shareholders resolutions: the resolution no. 2, of annual shareholdings' meeting of Netia
S.A. dated June 12, 2003; the resolution no. 2, of annual shareholdings' meeting of Netia Telekom S.A. dated June 13, 2003; and the resolution no. 2, of annual shareholdings' meeting of Netia South Sp. z o.o. dated June 13, 2003; and was recorded in the consolidated financial statements of the Company after the elimination of certain intercompany transactions.


                                                       SHARE         SHARE         TREASURY      ACCUMULATED    SHAREHOLDERS'
                                                      CAPITAL        PREMIUM        SHARES         DEFICIT         DEFICIT
                                                     ------------  -------------  ------------ ---------------- ----------------
                                                        (PLN)         (PLN)          (PLN)         (PLN)             (PLN)

BALANCE AS AT DECEMBER 31, 2001 (AUDITED) ..........    203,285      1,713,865        (3,611)      (2,256,787)        (343,248)

Exchange of shares with minority shareholder........          -              -           799                -              799

Net loss............................................          -              -             -         (823,548)        (823,548)

                                                     ------------  -------------  ------------ ---------------- ----------------
BALANCE AS AT SEPTEMBER 30, 2002 (UNAUDITED)........    203,285      1,713,865        (2,812)      (3,080,335)      (1,165,997)
                                                     ============  =============  ============ ================ ================


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                               NINE-MONTH     NINE-MONTH      THREE-MONTH    THREE-MONTH     YEAR
                                                               PERIOD ENDED   PERIOD ENDED    PERIOD ENDED   PERIOD ENDED    ENDED
                                                               SEPTEMBER      SEPTEMBER       SEPTEMBER      SEPTEMBER     DECEMBER
                                                                    30,           30,              30,           30,          31,
                                                                   2003          2002             2003        30, 2002       2002
                                                        NOTE   (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)   (AUDITED)
                                                        ----   -----------    -----------     -----------    -----------  ----------
                                                                   (PLN)         (PLN)            (PLN)       (PLN)          (PLN)
Cash flows from operating activities:
NET LOSS                                                          (920,263)      (823,548)     (824,638)     (328,131)   (674,972)
Adjustments to reconcile net loss to net cash provided
  by operating activities:
Depreciation of fixed assets and amortization
  of licenses and other intangible assets...............           216,294        207,016        75,826        73,136     268,680
Amortization of negative goodwill.......................   7       (22,513)             -        (3,132)
Amortization of notes issuance
  costs....................                                          1,265              -             -             -         127
Amortization of discount on installment obligations.....               419              -           143             -           -
Write-off of notes issuance costs.......................   8        41,161              -             -             -           -
Interest expense accrued on license liabilities.........             6,685         15,890         2,338         5,387      22,595
Interest expense accrued on long term debt
  and restricted cash...................................             3,030        314,951             -       109,520     220,428
Minority share in profits / (losses) of subsidiaries....               371         (7,744)          172        (8,011)     (7,309)
Impairment provision for non-current assets.............  4, 6     799,695        108,689       799,695       108,689     149,353
Increase in long term assets............................              (811)             -           295             -           -
Other provisions........................................              (580)             -        (2,814)            -           -
Foreign exchange losses on translation of long term
  debt and restricted investments.......................            27,688        317,397         7,470        88,412     195,914
Changes in working capital..............................            (7,548)        20,355        10,576        24,773      23,660
                                                                 -----------   -----------    -----------   ----------- ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES...............           144,893        153,006        65,931        73,775     198,476
Cash flows provided by / (used in) investing
  activities:
Purchase of fixed assets and computer software..........          (108,710)      (221,071)      (32,184)      (56,299)   (270,548)
Decrease / (increase) of restricted cash
  and cash equivalents..................................   8       259,514              -             -             -    (197,744)
Purchase of subsidiary, net of received cash............            16,648              -           (54)            -           -
Purchase of minority shareholdings in subsidiary........              (577)             -             -             -           -
Payments for licenses...................................            (9,160)             -             -             -           -
Increase of investments.................................              (405)             -            10             -           -
                                                                 -----------   -----------    -----------   ----------- ----------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES...           157,310       (221,071)     (32,228)       (56,299)   (468,292)
Net cash used in financing activities:
Redemption of notes.....................................          (204,193)             -             -             -           -
Payments related to financial restructuring.............           (24,817)       (47,042)      (18,865)      (14,151)    (80,394)
Issuance of notes for warrants..........................               508              -             -             -           -
Net proceeds from share issuance........................               337              -           219             -           -
Payments for cancellation of swap transactions..........                 -        (29,279)            -             -     (29,279)
                                                                 -----------   -----------    -----------   ----------- ----------
NET CASH USED IN FINANCING ACTIVITIES...................          (228,165)       (76,321)      (18,646)      (14,151)   (109,673)

EFFECT OF EXCHANGE RATE CHANGE ON CASH
  AND CASH EQUIVALENTS..................................             3,048         31,540         1,852         5,838      25,008

NET CHANGE IN CASH AND CASH EQUIVALENTS.................            77,086       (112,846)       16,909         9,163    (354,481)

Cash and cash equivalents at beginning of period........           132,465        486,946       192,642       364,937     486,946
                                                                 -----------   -----------    -----------   ----------- ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD..............           209,551        374,100       209,551       374,100     132,465
                                                                 ===========   ===========    ===========   =========== ==========



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

SUPPLEMENTAL DISCLOSURES:

                                                NINE-MONTH       NINE-MONTH      THREE-MONTH     THREE-MONTH
                                               PERIOD ENDED     PERIOD ENDED    PERIOD ENDED     PERIOD ENDED     YEAR ENDED
                                              SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER     SEPTEMBER 30,     DECEMBER 31,
                                                   2003             2002          30, 2003           2002             2002
                                               (UNAUDITED)       (UNAUDITED)    (UNAUDITED)      (UNAUDITED)        (AUDITED)
                                             ----------------- ---------------- --------------  ---------------  ---------------
                                                  (PLN)            (PLN)           (PLN)            (PLN)             (PLN)
Income taxes paid / (reimbursed)                       (356)            1,663          (723)             -               1,273

NON-CASH INVESTING ACTIVITIES:

      The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:
                                                                                   NINE-MONTH       NINE-MONTH
                                                                                  PERIOD ENDED     PERIOD ENDED     YEAR ENDED
                                                                                 SEPTEMBER 30,     SEPTEMBER 30,   DECEMBER 31,
                                                                                      2003             2002            2002
                                                                                  (UNAUDITED)       (UNAUDITED)      (AUDITED)
                                                                                ----------------- ---------------- --------------
                                                                                     (PLN)            (PLN)           (PLN)
                                                                                         25,770          50,036          52,952


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                   CONVENIENCE TRANSLATION (UNAUDITED)
                                                                  ------------------------------------------------------------------

                                                                    NINE-MONTH    NINE-MONTH    THREE-MONTH   THREE-MONTH    YEAR
                                                                   PERIOD ENDED  PERIOD ENDED  PERIOD ENDED  PERIOD ENDED   ENDED
                                                                    SEPTEMBER     SEPTEMBER      SEPTEMBER     SEPTEMBER   DECEMBER
                                                                        30,          30,            30,          30,          30,
                                                           NOTE        2003          2002          2003         2002         2002
                                                          ------   ------------  ----------     -----------   ----------  ----------
                                                                       (USD)        (USD)         (USD)        (USD)         (USD)

Cash flows from operating activities:
NET LOSS                                                             (231,228)     (206,927)     (207,201)     (82,447)   (169,596)
Adjustments to reconcile net loss to net cash provided
  by operating activities:
Depreciation of fixed assets and amortization
  of licenses and other intangible assets...............               54,347        52,015        19,052       18,377      67,509
Amortization of negative goodwill.......................   7           (5,657)            -          (787)           -           -
Amortization of notes issuance
  costs....................                                               318             -             -            -          32
Amortization of discount on installment obligations.....                  105             -            36            -           -
Write-off of notes issuance costs.......................   8           10,342             -             -            -           -
Interest expense accrued on license liabilities.........                1,680         3,993           587        1,354       5,678
Interest expense accrued on long term debt
  and restricted cash...................................                  761        79,135             -       27,518      55,385
Minority share in profits / (losses) of subsidiaries....                   94        (1,946)           44       (2,013)     (1,836)
Impairment provision for non-current assets.............  4, 6        200,933        27,309       200,933       27,309      37,527
Increase in long term assets............................                 (204)            -            74            -           -
Other provisions........................................                 (146)            -          (707)           -           -
Foreign exchange losses on translation of long term
  debt and restricted investments.......................                6,957        79,751         1,877       22,215      49,226
Changes in working capital..............................               (1,896)        5,115         2,658        6,225       5,945
                                                                     ---------     ---------     ---------    ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...............               36,406        38,445        16,566       18,538      49,870
Cash flows provided by / (used in) investing
  activities:
Purchase of fixed assets and computer software..........              (27,315)      (55,547)       (8,087)     (14,146)    (67,979)
Decrease / (increase)  of restricted cash and cash
  equivalents...........................................   8           65,206             -             -            -     (49,686)
Purchase of subsidiary, net of received cash............                4,183             -           (14)           -           -
Purchase of minority shareholdings in subsidiary........                 (144)            -             -            -           -
Payments for licenses...................................               (2,302)            -             -            -           -
Increase of investments.................................                 (102)            -             3            -           -
                                                                     ---------     ---------     ---------    ---------   ---------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES...               39,526       (55,547)       (8,098)     (14,146)   (117,665)
Net cash used in financing activities:
Redemption of notes.....................................              (51,306)            -             -            -           -
Payments related to financial restructuring.............               (6,236)      (11,820)       (4,740)      (3,556)    (20,200)
Issuance of notes for warrants..........................                  128             -             -            -           -
Net proceeds from share issuance........................                   85             -            55            -           -
Payments for cancellation of swap transactions..........                    -        (7,357)            -            -      (7,357)
                                                                     ---------     ---------     ---------    ---------   ---------
NET CASH USED IN FINANCING ACTIVITIES...................              (57,329)      (19,177)       (4,685)      (3,556)    (27,557)

EFFECT OF EXCHANGE RATE CHANGE ON CASH
     AND CASH EQUIVALENTS...............................                  766         7,925           466        1,466       6,284

NET CHANGE IN CASH AND CASH EQUIVALENTS.................               19,369       (28,354)        4,249         2,302    (89,068)

Cash and cash equivalents at beginning of period........               33,283       122,351        48,403       91,695     122,351
                                                                     ---------     ---------     ---------    ---------   ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD..............               52,652        93,997        52,652       93,997      33,283
                                                                     =========     =========     =========    =========   =========


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


SUPPLEMENTAL DISCLOSURES:

                                                                       CONVENIENCE TRANSLATION (UNAUDITED)
                                                -----------------------------------------------------------------------------------
                                                   NINE-MONTH       NINE-MONTH      THREE-MONTH     THREE-MONTH
                                                  PERIOD ENDED     PERIOD ENDED    PERIOD ENDED     PERIOD ENDED     YEAR ENDED
                                                 SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER     SEPTEMBER 30,     DECEMBER 31,
                                                      2003             2002          30, 2003           2002             2002
                                                ----------------- ---------------- --------------  ---------------  ---------------
                                                     (USD)            (USD)            (USD)            (USD)            (USD)
Income taxes paid                                          (89)              418          (182)                -              320

NON-CASH INVESTING ACTIVITIES:

      The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:

                                                                                      CONVENIENCE TRANSLATION (UNAUDITED)
                                                                                -------------------------------------------------
                                                                                   NINE-MONTH       NINE-MONTH
                                                                                  PERIOD ENDED     PERIOD ENDED    YEAR ENDED
                                                                                 SEPTEMBER 30,     SEPTEMBER 30,   DECEMBER 31,
                                                                                      2003             2002            2002
                                                                                ----------------- ---------------- --------------
                                                                                        (USD)          (USD)            (USD)
                                                                                          6,475           12,572        13,305


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

1. THE COMPANY

          Netia S.A. (the "Company" or "Netia") was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. On June 12, 2003, a general meeting of shareholders adopted a resolution changing the Company's name from Netia Holdings S.A. to Netia S.A. This change has become effective upon registration by the Polish court on July 24, 2003. The Company is engaged through its subsidiaries (together: the "Netia Group") in the design, construction and operation of modern digital telecommunication and data transmission networks.

          The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of the Poland's largest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), obtained a license for domestic long distance telephone services. As of January 1, 2001, pursuant to the New Telecommunication Act ("NTA"), all telephone licenses were converted by virtue of law into telecommunication permits. The Netia Group's backbone network that connects the largest Polish cities as well as its local access networks currently allow for provision of various voice telephone and data transmission services. These services include switched, fixed-line voice telephone service (including domestic long distance, international long distance and fixed-to-mobile services), Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. The Netia Group launched wholesale services, including the wholesale termination of in-bound traffic, in early 2001. In September 2001, the Netia Group began offering frame relay services. The Netia Group is one of the two operators in Poland offering, since February 2002, Freephone ("0800") and Split Charge ("0801"), services based upon an Intelligent Network. We offer data transmission services utilizing network operated by our wholly-owned subsidiary Netia Network S.A. ("Netia Network"). In the second half of 2002, the Netia Group started offering duct, dark fiber and capacity leasing and co-location services. In accordance with provisions of NTA liberalizing the market for international long-distance calls, as of January 1, 2003 the Company started to offer international long distance services in selected zones, based on standard lines, in addition to alternative service based on VoIP technology, which were offered previously. The Netia Group commenced offering "0-708" premium rate services in April 2003. The Netia Group is also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

          The Company is subject to the periodic reporting requirements in the U.S. under the Securities Exchange Act of 1934, as amended, and under the Polish regulations on reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed on the Warsaw Stock Exchange since July 2000 and are part of the WIG-20 index. Between August 1999 and October 2002, the Company's American Depositary Shares ("ADSs") were listed for trading on the NASDAQ stock market ("NASDAQ"). On October 14, 2002 the NASDAQ Listing Qualifications Panel (the "Panel") de-listed Netia's ADSs from NASDAQ, effective as of the opening of the business on October 15, 2002, due to failure by the Company to meet all continued listing requirements. On January 21, 2003 the NASDAQ Listing and Hearing Review Council (the "Listing Council"), after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring, reversed the Panel's decision and remanded the matter to the Panel. The Listing Council noted that the Panel's decision from October 14, 2002 to de-list the Company's ADSs from the NASDAQ was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company's ADSs on the NASDAQ SmallCap Market upon the Panel's review of the Company's application. On May 22, 2003, the Supervisory Board and Management Board of the Company resolved not to apply to re-list the Company's ADSs on the NASDAQ SmallCap Market. On July 1, 2003 The Bank of New York (the "Depositary") distributed a termination notice (the "Termination Notice") to holders of the Company's ADRs under the Deposit Agreement dated August 3, 1999, as subsequently amended, (the "Deposit Agreement"), between the Company, the Depositary and the owners and beneficial owners of ADRs issued thereunder. The Deposit Agreement terminated in accordance with its terms and pursuant to the Termination Notice on September 29, 2003. Pursuant to the Deposit Agreement, holders of the Company's ADRs will be able to submit their ADRs to the Depositary in order to exchange such ADRs for deposited shares until Friday, March 26, 2004. Commencing Monday, March 29, 2004, the Depositary will be able to sell all remaining deposited shares on the Warsaw Stock Exchange and hold the net proceeds of such sales for the benefit of ADR holders. After completion of such sales, the Depositary will distribute the net proceeds of such sales to ADR holders who did not submit their ADRs for exchange for deposited shares.

          In April 2003 the Company acquiredaewiat Internet S.A., formerly TDC Internet Polska S.A., a Polish Internet service provider.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)




          In July 2003 the Company announced its plan to merge the Company with its wholly owned subsidiaries which have their registered seats in Warsaw and which operate under the following names: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom aewidnik S.A., Netia Telekom Torun S.A., Netia Telekom W(3)oc(3)awek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pi(3)a Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o. and Telko Sp. z o.o. The Company expects that the merger will not have significant negative impact on the Company's financial position or results and achieving benefits from more effective organization and operations are expected.

          The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

          The Company's activities are not subject to any seasonal or cyclical trends of interim operations.


2. FINANCIAL RESTRUCTURING


     BACKGROUND OF THE RESTRUCTURING

          In 2002, the Company went through a financial restructuring process aimed primarily at reducing its debt related to notes issued by the Company's Dutch finance subsidiaries and liabilities under certain swap agreements. The restructuring was conducted pursuant to the terms of the Restructuring Agreement, dated March 5, 2002, between the Company and the ad hoc committee of the Company's noteholders, certain financial creditors and major shareholders, and the Exchange Agreement, dated June 14, 2002, between the Company and a substantial majority of consenting creditors. The restructuring process encompassed legal proceedings in three jurisdictions consisting of Dutch moratorium proceedings, Polish arrangement proceedings and proceedings in the United States of America under Section 304 of the U.S. Bankruptcy Code. Pursuant to the Restructuring Agreement and the Exchange Agreement, Netia Holdings B.V. ("NH BV"), the Company's wholly-owned Dutch subsidiary, issued EUR 49,869 2002 Notes (PLN 198,758 at the exchange rate in effect on December 23, 2002) to holders of the existing notes and JPMorgan Chase Bank, in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan Chase Bank. In addition, creditors of the Netia Group had an opportunity to subscribe with their reduced claims in the form of installment obligations for series H shares issued by the Company. On December 23, 2002, the Company's creditors subscribed for 312,626,040 (not in thousands) series H shares offered by the Company in exchange for such installment obligations. Pursuant to the Restructuring Agreement and the Exchange Agreement, the par value of the Company's ordinary shares was reduced on January 30, 2003 from PLN 6.00 (not in thousands) to PLN 1.00 (not in thousands).

          Registration of series H shares took place on January 30, 2003. On February 13, 2003, 312,626,040 (not in thousands) series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003. The registration of series H shares provided the Company's creditors with shares representing approximately 91% of the Company's share capital.

          As of January 2, 2003, all court decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia Group's compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under these plans.

          In an order dated March 7, 2003, the United States Bankruptcy Court for the Southern District of New York, gave full force and effect in the United States to Netia's Polish arrangement plans and Dutch composition plans. The court also ordered that a previously deposited amount of approximately EUR 13,969, which was set aside to make certain interest payments on one of the series of notes, be turned over to the Company immediately following the completion of the final step of the Company's restructuring, which required issuance of warrants to the Company's pre-restructuring shareholders. The warrants were made available to them on May 16, 2003 and, accordingly, these funds were released on May 29, 2003.

          On March 24, 2003, the Company redeemed the outstanding 2002 Notes amounting to EUR 51,096 (PLN 221,482 at the exchange rate in effect on that date) including interest accrued until that date, following Netia's Supervisory Board approval and recommendation by the Company's Management Board. The decision was driven by sufficient cash position on the one hand and on the other hand concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, dated December 23, 2002 (the "Indenture"), and (ii) the substantial restrictions imposed by the Indenture covenants on Netia's flexibility to run its daily business.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          Under the Restructuring Agreement and the Exchange Agreement, on May 16, 2003, the Company issued 64,848,442 (not in thousands) warrants pursuant to the prospectus, dated April 17, 2002, as subsequently amended, prepared under Polish law and made available in Poland on December 2, 2002. The Company issued the warrants to holders of record of the Company's shares as of December 22, 2002 at the strike price of PLN 2.53 (not in thousands) approved by the Company's Supervisory Board and determined in accordance with the provisions of the Restructuring Agreement, which required the strike price to be equal to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for 30 trading days beginning 31 days following the registration of series H shares by the Polish court. Pursuant to a resolution of the General Meeting of Shareholders held on April 4, 2002, the warrant strike price was the issue price for series J ordinary shares. The warrants began trading on the Warsaw Stock Exchange on May 27, 2003. The Company also plans to issue up to 18,373,785 ordinary shares under a key employee stock option plan. For further details regarding stock options see Note 9.

          As at September 30, 2003, 337,092 (not in thousands) warrants have been exercised and the Company's share capital was accordingly increased by 337,092 (not in thousands) series J shares.

     CURRENT FINANCIAL CONDITION

          The restructuring resulted in a surplus of PLN 3,553,712, calculated as the difference between the amount of reduction of carrying values of all liabilities subject to restructuring of PLN 4,096,068 and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares of PLN 5,141; (ii) the value of the 2002 Notes of PLN 198,758 and (iii) the issuance value of new ordinary series H shares of PLN 338,457, and was recorded in the other reserves of the shareholders' equity.

          The restructuring allowed the Company to regain solvency. The restructuring did not lead to the elimination of all of the Company's outstanding debt. The Company will have to repay the outstanding installment obligations at the nominal amount of PLN 11,872 (recorded at the present value of future obligations of PLN 5,560 at September 30, 2003) between 2007 and 2012. This represents indebtedness that was not exchanged for the ordinary series H shares offered by the Company in December 2002.

          As at September 30, 2003 the Company has performed an impairment test for the telecommunications segment. The test has resulted in an impairment charge of PLN 799,695, which has been recognized in the consolidated statements of operations for the three-month period ended September 30, 2003. For further details regarding the impairment test see Notes 5 and 6.

          As at September 30, 2003, the shareholders' equity amounted to PLN 1,880,068 and the Company had a working capital deficit, including short term license fee obligations, of PLN 167,599. For further details regarding license fee obligations see Note 5.

          As the financial restructuring is complete, Management does not believe that events or conditions exist which may cast significant doubt on the Company's ability to continue as a going concern. However, Management will continue to take steps aimed at preserving the Company's cash, such as reductions in capital and operating expenditures. On October 3, 2003 the Supervisory Board approved the Business Plan for the years 2003-2008. Cash and cash equivalents held by the Netia Group as at September 30, 2003 amounted to PLN 209,551.


3. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

          The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These condensed consolidated financial statements have been prepared based upon the Company's accounting records in order to present the consolidated financial position, results of operations and of cash flows in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board ("IASB").

          These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2002. In the opinion of Management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited December 31, 2002 consolidated financial statements and the related notes.

          Costs that arise unevenly during the financial year are anticipated or deferred in the interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          All U.S. Dollar amounts shown as supplementary information in the accompanying condensed consolidated financial statements have been translated from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 3.9799 = USD 1.00, the average rate announced by the National Bank of Poland at September 30, 2003. These amounts have not been subject to review or audit procedures and are included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into U.S. Dollars at this or any other rate.

          Certain prior periods' amounts have been reclassified to conform to the presentation for the three and nine-month periods ended September 30, 2003. The major reclassifications relate to the presentation of interconnection revenues and part of wholesale revenue, which have been previously presented net of appropriate costs. Furthermore, items relating mainly to costs of rented lines and network maintenance, office and car maintenance and information technology services have been reclassified to conform to the current period presentation.


4. FIXED ASSETS AND NETWORK UNDER CONSTRUCTION



                                       DECEMBER 31,                      PURCHASE OF                                   SEPTEMBER 30,
                                          2002           ADDITIONS      SUBSIDIARY        TRANSFERS      DISPOSALS          2003
     ASSETS AT ADJUSTED COST            (AUDITED)       (UNAUDITED)     (UNAUDITED)      (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                       -----------      -----------    --------------   -------------   -----------   -------------
                                          (PLN)            (PLN)          (PLN)             (PLN)           (PLN)          (PLN)

     Buildings.......................        85,426            -              154          5,006            (179)         90,407
     Land............................        17,058            -                -              -               -          17,058
     Long term ground lease..........         5,406            -                -              -               -           5,406
     Transmission network ...........     1,482,820            -            3,557         80,757               -       1,567,134
     Switching system................       980,488            -           10,722        178,374               -       1,169,584
     Base stations...................        13,898            -                -              -               -          13,898
     Machinery and equipment.........       187,789        3,473              131       (122,178)         (1,377)         67,838
     Office furniture and equipment..       108,210        4,516            4,248             32         (16,874)        100,132
     Vehicles........................        15,339          782              371              -          (1,723)         14,769
                                          ----------   ----------       ----------     ----------      ----------     ----------
                                          2,896,434        8,771           19,183        141,991         (20,153)      3,046,226
     Network under construction......       199,679       58,207            2,448       (141,991)        (10,381)        107,962
                                          ----------   ----------       ----------     ----------      ----------     ----------
                                          3,096,113       66,978           21,631              -         (30,534)      3,154,188
                                          ==========   ==========       ==========     ==========      ==========     ==========



     ACCUMULATED DEPRECIATION             DECEMBER 31,    DEPRECIATION                                     SEPTEMBER 30,
                                             2002           EXPENSE          TRANSFERS      DISPOSALS           2003
                                          (AUDITED)       (UNAUDITED)       (UNAUDITED)    (UNAUDITED)      (UNAUDITED)
                                         -----------     -------------     ------------   ------------    --------------
                                            (PLN)            (PLN)             (PLN)          (PLN)            (PLN)

     Buildings..........................    10,299            7,656            (130)           (179)           17,646
     Long term ground lease.............       361               91               -               -               452
     Transmission network...............   267,709           70,145            (736)              -           337,118
     Switching system...................   201,458           47,787          17,958               -           267,203
     Base stations......................    13,356              542               -               -            13,898
     Machinery and equipment............    42,795            7,952         (17,092)         (1,325)           32,330
     Office furniture and equipment.....    66,118           15,560               -          (8,358)           73,320
     Vehicles...........................    12,308              718               -          (1,064)           11,962
                                         ----------       ----------      ----------      ----------        ----------
                                           614,404          150,451               -         (10,926)          753,929
                                         ==========       ==========      ==========      ==========        ==========


         The transfers recorded in the nine-month period ended September 30, 2003 between machinery and equipment and switching system and transmission network relate to the reclassifications of the radio access equipment items.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



     ACCUMULATED IMPAIRMENT                                     DECEMBER 31,                                    SEPTEMBER 30,
                                                                    2002        IMPAIRMENT     DISPOSALS            2003
                                                                 (AUDITED)      (UNAUDITED)    (UNAUDITED)      (UNAUDITED)
                                                                 -----------    -----------    ----------       ------------
                                                                   (PLN)           (PLN)         (PLN)             (PLN)

     Buildings ................................................           -        13,477              -           13,477
     Land......................................................           -         4,638              -            4,638
     Long term ground lease....................................           -           606              -              606
     Transmission network......................................     186,618       294,496              -          481,114
     Switching system .........................................      16,668                            -          253,006
                                                                                   236,338
     Machinery and equipment...................................           -         9,518              -            9,518
     Office furniture and equipment............................       8,116         6,555                           6,555
                                                                                                  (8,116)
     Vehicles..................................................           -         1,427              -            1,427
                                                                    211,402       567,055        (8,116)          770,341
     Network under construction................................      24,390        25,200       (10,381)           39,209
                                                                    235,792       592,255       (18,497)          809,550


For further details regarding impairment charge see Note 6 "Impairment of non current assets"



     NET BOOK VALUE                                                                         SEPTEMBER 30,      DECEMBER 31,
                                                                                                 2003              2002
                                                                                             (UNAUDITED)         (AUDITED)
                                                                                           -----------------  ----------------
                                                                                                (PLN)              (PLN)
     Buildings ..............................................................                        59,284           75,127
     Land....................................................................                        12,420           17,058
     Long term ground lease..................................................                         4,348            5,045
     Transmission network....................................................                       748,902        1,028,493
     Switching system........................................................                       649,375          762,362
     Base stations...........................................................                             -              542
     Machinery and equipment.................................................                        25,990          144,994
     Office furniture and equipment..........................................                        20,257           33,976
     Vehicles................................................................                         1,380            3,031
                                                                                           -----------------  ----------------
                                                                                                  1,521,956        2,070,628
     Network under construction..............................................                        68,753          175,289
                                                                                                  1,590,709        2,245,917


5. LICENSES

    TELECOMMUNICATION PERMITS

          Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of the NTA on January 1, 2001. In addition, all operating subsidiaries of the Company that render basic telephone services applied to the President of the Office for the Regulation of Telecommunications and Post ("ORTP") to broaden the scope of their permits. The applications were approved in August 2002, and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Furthermore, Netia Telekom S.A. applied for a new permit under the NTA to render telecommunications services within the entire territory of Poland. Netia Telekom S.A obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services in its area of operation to all users requesting such services.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          When the Company's subsidiaries obtained licenses prior to enactment of the NTA, the Ministry of Infrastructure's policy for the development of the telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with Telekomunikacja Polska S.A. ("TPSA"), the incumbent operator, in such zone. The Ministry of Infrastructure made an exception to this duopoly model in the city of Warsaw, where it issued licenses to two operators - including one of our subsidiaries. With respect to domestic long-distance services, the Ministry of Infrastructure decided that three operators in addition to TPSA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans, including the Company's, were made on the assumption that for such 15-year period, the operators would be able to operate in an environment that was limited to two competitors. The Ministry of Infrastructure established license fees and the Company accepted them under the same assumption. However, the NTA allows for any number of operators to obtain permits for both local and for domestic long-distance services.

          Because the Company's subsidiaries obtained the licenses under the old regulatory regime, Netia Group incurred license fee obligations of EUR 215,756 (in nominal value). As of September 30, 2003, the unpaid balance of those license fee obligations was EUR 93,385 (PLN 433,633 at the September 30, 2003 exchange rate) plus EUR 3,969 (PLN 18,429 at the September 30, 2003 exchange rate) that the Company's subsidiaries were assessed for obtaining a deferral on the payment of these amounts in nominal amounts. In connection with the conversion of licenses into permits and permissive entry into the Polish telecommunications market for new operators, the Company has submitted claims to the Polish regulatory authorities seeking to confirm the expiration, cancellation or deferral of its remaining license fee obligations. As a result, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions in the case of the majority of the Company's subsidiaries holding telecommunication permits and decided that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure also issued decisions to the Netia Group companies that hold permits, postponing license payments of EUR 32,943 (PLN 152,969 at the September 30, 2003 exchange rate) due on June 30, 2002, until December 31, 2002.

          In December 2002, a law entered into force in Poland regarding the cancellation of outstanding local license fee obligations in exchange for telecommunication infrastructure capital expenditures or conversion of license fee obligations in exchange for shares or debt of companies that have outstanding license fees in connection with licenses for providing local services. Based on this law, the Company has submitted applications for the cancellation of its outstanding local license fee obligations based on capital expenditures it has already incurred (the "Applications"). The Applications were to be reviewed by the Polish Government and could only be rejected if the Ministry responsible for the matter did not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, the Company may have, according to the new regulations, up to four years to make new investments applicable for conversion.

          On August 7, 2003 the Ministry of Infrastructure issued decisions to the following subsidiaries of the Company: Netia Telekom Telmedia S.A., Netia Telekom Mazowsze S.A., Netia Telekom Silesia S.A. In those decisions, the Ministry promised to cancel the outstanding license fee obligations amounting to EUR 91,385 (PLN 399,444 at the exchange rate prevailing at August 7, 2003) and the outstanding prolongation fees of PLN 15,799 (translated in the decision into EUR 3,969 using the exchange rate prevailing at November 29, 2002) owed in connection with prior deferrals granted to the Company's subsidiaries, upon verification by the Ministry of investment incurred as reported in accordance with requirements of the
     Article 8 of the law enacted in December 2002. The Ministry also stated in its decision that those license fee obligations and prolongation fees were now payable on September 30, 2004. The Company has, however, determined the carrying value of the liabilities as the discounted value of future payments taking into consideration the previous payment dates as the Management expects that the final decision concerning the liabilities will be issued before September 2004. Furthermore, on September 29, 2003 the Ministry notified the Company that it intends to issue its decisions by the end of November 2003. On October 24, 2003 the investment verification process commenced.

          The Company will be able to cancel all outstanding local license fee obligations based on investment incurred in 2001 and 2002 provided those investments are positively verified by the Ministry of Infrastructure in accordance with the law. Assuming full and unconditional cancellation of the outstanding local license fee obligations for qualifying capital expenditure already incurred, the Company intends to reverse its license fee obligations of the estimated PLN 179,975 against its intangible asset for telecommunication licenses in the period when formal approval of the reversal of the license fee obligations is received from the Ministry of Infrastructure.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          Furthermore, in December 2001, Netia 1 applied to the Minister of Infrastructure for a postponement of the payment date for a license fee installment in the amount of EUR 1,000 due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002 Netia 1 applied for reconsideration of the matter and a subsequent deferral of payment until June 30, 2003. On April 9, 2003, the Ministry of Infrastructure issued another decision refusing changes to the terms established in the previous decision dated November 20, 2002. Furthermore, on December 2, 2002 Netia 1 applied to the Ministry of Infrastructure for postponement of payment of a license fee installment amounting to EUR 1,000 due on January 31, 2003. On February 6, 2003 Netia 1 received a decision of the Minister of Infrastructure rejecting the motion for postponement. Netia 1 also applied for reconsideration of the matter. On April 2, 2003, the Minister of Infrastructure issued a final decision refusing a deferral of the obligation due January 1, 2003. On April 18, 2003, Netia 1 paid the two outstanding license fee obligation installments in the amount of EUR 2,000 (PLN 8,526 at the exchange rate prevailing on that date) and the applicable prolongation fees of approximately PLN 320 and penalty interest amounting to approximately PLN 314. The long distance license fee liabilities amounting to PLN 8,641 (present value of future payments) as at September 30, 2003 are not the subject of the new law regarding the cancellation of outstanding local license fee liabilities.

    LICENSE REQUIREMENTS

          The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At September 30, 2003 and for almost all prior periods, the Company's subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against companies which failed to meet capacity milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

          On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits had to be made in the course of an administrative process before the President of the ORTP. The Company's subsidiaries that hold permits (converted from the old licenses) have applied to ORTP for confirmation of their terms in April and May 2001. All of the Company's subsidiaries had received letters from the ORTP in March and August 2002, whereby it refused to confirm that certain conditions of the existing licenses have expired upon the conversion of those licenses into permits. The President of the ORTP's position is that the terms of the licenses, their territorial scopes, specific conditions for the performance of services and requirements regarding changes in shareholding, remain applicable to the permits into which the licenses have converted. In his explanation, the President of the ORTP stated that the only conditions of the previously existing licenses that have expired are those that would lead to a violation of an explicit obligation or prohibition contained in the NTA. The ORTP also stated in its decision that none of the conditions contained in the previously existing licenses fulfils this criterion. Management has appealed the ruling with the President of the ORTP and has appealed the ruling with the Supreme Administrative Court. There can be no assurance that such decisions will not be upheld. As a result, new permits may incorporate burdensome requirements, and assurance cannot be given that the regulatory authorities will not take action against the Company based on failure to meet these requirements. The new law regulating the conversion of the license fee obligations, enacted in December 2002, does not refer to the license requirements other than financial obligations. Given the historical experience, Management of the Company does not believe that this matter will have a material adverse effect on the Company's financial condition and operations.


6. IMPAIRMENT OF NON-CURRENT ASSETS

          The significant changes in the current and expected market conditions which followed the full liberalization of the telecommunications market resulted in the development of a new strategy and a revision of the Company's previous business plans. The new business plan was approved by the Supervisory Board on October 3, 2003. The revised financial projections contained in the new business plan led the Company to evaluate non-current assets for their possible impairment. As at September 30, 2003 the Company performed an impairment test for the telecommunications segment.

          In accordance with IAS 36 "Impairment of Assets", the carrying values of the Company's non-current assets were compared with their recoverable amounts, represented by the higher of their net selling price and value in use. The entire telecommunications segment was identified as one cash-generating unit. The recoverable amount of the cash-generating unit was based on a calculation of the value in use. The value in use was derived from the financial projections of the new business plan, which covers the period to December 31, 2008. After that period, the projections, prepared for the purposes of the impairment test, make use of a long-term growth rate, which is compatible with the industry projections for the operations concerned. The discount rate used (of 10 %) represents the estimated risk adjusted cost of capital.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          The test resulted in an excess of the carrying value of non-current assets over the value in use of PLN 979,670 as at September 30, 2003. The estimated PLN 179,975 of this amount will be recorded as the decrease in the value of the telecommunication licenses assets when the final decision of the Ministry of Infrastructure is obtained in respect of forgiving outstanding local license fee obligations (for further details see Note 5). Furthermore at the same time the outstanding liability will be adjusted accordingly.

          The net amount of PLN 799,695, has been recognized as a charge for impairment provision in the consolidated statement of operations for the three-month period ended September 30, 2003 and has been allocated to the non-current assets in the telecommunications segment on a pro rata basis. The impact of the said charge on the particular groups of assets is as follows:

        Tangible fixed assets                         567,055
        Construction in progress                       25,200
        Computer software                              29,355
        Telecommunication licenses                    178,085

          As described above the value of the telecommunication licenses will be further reduced by the estimated PLN 179,975 upon recording forgiveness of outstanding license fee obligations.

          While the calculation of the discounted future cash flows expected to arise from the use of assets is based upon management's best estimates of such cash flows - and the appropriate discount rate - these estimates do include considerable additional uncertainty. The actual outcome is uncertain and management estimates may change in the future to reflect changes in the economic, technological and competitive environment in which the Company operates.

          Management is currently considering the impact of the new business plan and the impairment charge on the Company's tax position. The effects of the potential impact, if any, are to be recorded in the financial statements for the year ending December 31, 2003.

7. ACQUISITIONS

          On April 8, 2003 Netiaaewiat S.A. ("Netia aewiat"), one of the Company's subsidiaries, acquired from TDC Internet A/S ("TDC Internet") 100% of the share capital ofaewiat Internet S.A. ("aewiat Internet", until May 2003 operating under the name "TDC Internet Polska S.A."), a Polish Internet service provider for EUR 1,000 (not in thousands). aewiat Internet controls the following seven entities: Polbox Sp. z o.o., Pik Net Sp. z o.o., Publiczny Dostep do Internetu Sp. z o.o., Multinet S.A., Internet Data Systems S.A., Polska On-Line Holding S.A. and Polska On-Line Sp. z o.o.

          The Company has started consolidating the consolidated financial statements of aewiat Internet from the April 1, 2003, adjusting the consolidated statements of operations and the consolidated balance sheet for material transactions, which took place between April 1 and April 8, 2003. The acquired business contributed revenue of PLN 15,357 and loss from operations of PLN 18,866 in the period ended September 30, 2003, and its assets and liabilities at September 30, 2003 were PLN 32,918 and PLN 9,360, respectively. Cash and cash equivalents held by aewiat Internet amounted to PLN 4,469 as at September 30, 2003

          Details of net assets acquired and negative goodwill are as follows:

                                                                                                  ----------------
                                                                                                       (PLN)

     Purchase consideration, including transaction costs of PLN 822 - cash paid..........                    826
     Fair value of net assets acquired ..................................................                (42,313)
                                                                                                  ----------------
     Negative goodwill...................................................................                (41,487)
                                                                                                  ================

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          The assets and liabilities arising from the acquisition are as follows:

                                                         ----------------
                                                              (PLN)

     Cash and cash equivalents.........................          17,474
     Receivables.......................................           8,225
     Inventories.......................................             253
     Prepayments.......................................             780
     Fixed assets......................................          21,631
     Intangible assets.................................           5,702
     Liabilities.......................................         (11,752)
                                                         ----------------
     Fair value of net assets acquired ................          42,313
                                                         ================


          The total amortization of negative goodwill from the purchase of aewiat Internet recorded in the nine-month period ended September 30, 2003 amounted to PLN 20,368. This amount includes PLN 14,176, being the excess over the fair values of identifiable acquired depreciable assets, that was recognized in the consolidated statements of operations immediately upon the purchase.

          The remaining amortization period of negative goodwill is two years.

          On May 21, 2003 the Company also purchased the remaining 11% of share capital of Netia 1 Sp. z o.o. for PLN 577 from TeliaSonera AB (publ.). The fair value of net assets acquired amounted to PLN 13,724 and was equal to the portion of share capital of Netia 1 obtained in the transaction as the Company has previously absorbed all the losses incurred by Netia 1 and did not allocate them to minority shareholders. As a result negative goodwill of PLN 13,146 was recorded.

          The total amortization of negative goodwill arising on purchase of shares in Netia 1 recorded in the nine-month period ended September 30, 2003 amounted to PLN 2,145. This amount includes PLN 1,804, being the excess over the fair values of identifiable acquired depreciable assets, that was recognized on the consolidated statements of operations immediately upon the purchase.

          The remaining amortization period of negative goodwill is twelve years.

          On July 21, 2003, the Company bought from Mr. Aleksander Szwarc 20 shares, PLN 50 (not in thousands) par value per share, of Telko Sp. z o.o. ("Telko") with its seat in Warsaw, constituting 25% of Telko's share capital and representing 12.66% of the voting powers at Telko's general meeting of shareholders. The total value of the transaction equals PLN 1,000 (not in thousands). Netia financed the transaction from its own capital. Following this transaction, Netia owns 80 shares of Telko constituting 100% of Telko's share capital and representing 100% of the voting power at Telko's general meeting of shareholders. Telko does not conduct any telecommunications activities.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

8. LONG TERM DEBT

                                                                           SEPTEMBER 30,       DECEMBER 31,
                                                                               2003                2002
                                                                           (UNAUDITED)           (AUDITED)
                                                                       --------------------  ------------------
                                                                              (PLN)                (PLN)

     10% Senior Notes due 2008 ("2002 Notes") ...................                       -             161,756
                                                                       --------------------  ------------------
                                                                                        -             161,756
                                                                       ====================  ==================

          On December 23, 2002, NH BV issued EUR 49.9 million (PLN 198.8 million at the exchange rate in effect on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes were fully and unconditionally guaranteed by the Company. The 2002 Notes were originally to mature on December 23, 2008. On March 24, 2003 the Company redeemed the 2002 Notes at par value plus accrued and unpaid interest from the date of issuance paying EUR 51,096 (PLN 221,482 at March 24, 2003 exchange rate). Interest expense during the nine-month period ended September 30, 2003, until redemption, was EUR 1,145 (PLN 4,820 at the exchange rate in effect on March 24, 2003). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and was to be charged to the statements of operations through the maturity of the 2002 Notes. The charge for the nine-month period ended September 30, 2003, until redemption date, amounted to PLN 1,265 and the one-off write off of the unamortized part of the issuance cost pursuant to the 2002 Notes redemption amounted to PLN 41,161. The early redemption of 2002 Notes was financed mostly from cash deposited on restricted accounts of PLN 199,293 and remaining part from cash held on bank account of PLN 4,900.


9. SHAREHOLDERS' EQUITY

     SHAREHOLDERS' RIGHTS (NOT IN THOUSANDS)

          At December 31, 2002, the Company's share capital consisted of 31,418,172 ordinary shares and of 1,000 of series A1 preferred shares. Each ordinary share had one vote at shareholders' meetings. The holder of 1,000 series A1 preferred shares had the right to nominate one member of the Supervisory Board. The Management Board was elected by the majority of votes of the Supervisory Board.

          On December 23, 2002 the subscription of series H ordinary shares and issuance new notes was completed and as described in Note 2, 312,626,040 series H shares at PLN 1.00 par value were subscribed for by the Company's creditors in accordance with the agreed terms of restructuring. The issuance price of the new shares was PLN 1.0826241. The terms and conditions of ordinary H shares are identical to the terms and conditions of the Company's existing ordinary shares. The issuance costs of PLN 72,457 have been recorded as a deduction from share premium up to the amount of excess of share price over the nominal value of shares (PLN 25,831) and the remaining amount was deducted from other reserves.

          On January 30, 2003 the Polish Regional Court in Warsaw registered (i) the increase of the Company's share capital resulting from the issuance of series H shares and (ii) the decrease of par value of existing shares from PLN 6.00 to PLN 1.00 per share resulting in reclassification of PLN 171,866 thousand from share capital to share premium. Upon this registration the share capital of the Company amounted to PLN 344,045,212 and consisted of 344,044,212 ordinary shares and 1,000 series A1 preferred shares. As of the registration of series H shares the noteholders and certain financial creditors held shares representing 91% of the Company's share capital without taking into account shares to be issued upon exercise of the Subscription Warrants to be issued in connection with restructuring and shares to be issued under the key employee stock option plan.

          On May 16, 2003, the Company issued 64,848,442 warrants to holders of record of the Company's shares as of December 22, 2002. The warrants began trading on the Warsaw Stock Exchange on May 27, 2003. Subsequently exercise of warrants into series J shares has commenced.

          As at September 30, 2003, 337,092 of warrants have been exercised and the Company's share capital was accordingly increased by 337,092 series J shares. As a result at September 30, 2003 the Company's share capital consisted of 344,381,304 ordinary shares and of 1,000 of series A1 preferred shares.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

     STOCK OPTIONS (NUMBER OF SHARES AND PRICE PER SHARE NOT IN THOUSANDS)

          During the nine-month period ended September 30, 2003, the Company granted 93,334 options to employees to purchase ordinary shares of the Company under the Netia Performance Stock Option Plan (the "Old Plan"). No options were exercised, and 287,680 options expired during the nine-month period ended September 30, 2003. The total number of outstanding granted options as at September 30, 2003 was 807,166. Out of those options, 713,832 were vested as at September 30, 2003.The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. The exercise price of the options granted under the Old Plan range from USD 12.38 to USD 39.74. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Old Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares.


          In September 2002, the Supervisory Board adopted a new performance stock option plan (the "New Plan"). On April 10, 2003, Netia's Supervisory Board adopted the detailed conditions required to implement the New Plan. The New Plan is an incentive plan under which senior executives, employees, co-operators, consultants and board members of the managing bodies of the Netia Group will be entitled to receive additional compensation in the form of the right to acquire our ordinary shares. Option holders will be entitled to receive series K shares. Up to 5% of the Company's fully diluted ordinary share capital may be issued pursuant to the plan.

          Upon exercise of the options, Netia will issue to each exercising participant the number of shares representing such participant's gain resulting from the exercise of the options. The participant will not be required to pay the exercise price. In April and June 2003 the Supervisory Board approved 12,286,005 options, of which 8,081,943 were granted by the Company under the New Plan.


10. FINANCIAL EXPENSE, NET

                                                                        NINE-MONTH            NINE-MONTH           YEAR ENDED
                                                                       PERIOD ENDED          PERIOD ENDED
                                                                       SEPTEMBER 30,         SEPTEMBER 30,        DECEMBER 31,
                                                                           2003                  2002                 2002
                                                                        (UNAUDITED)           (UNAUDITED)           (AUDITED)
                                                                      ------------------   -------------------   -----------------
                                                                          (PLN)                 (PLN)                  (PLN)

     Interest income..................................................           8,435                12,018              14,804
     Foreign exchange gains...........................................           7,252                39,154              30,892
     Interest expense.................................................         (14,380)             (332,529)           (244,505)
     Foreign exchange losses..........................................         (33,164)             (353,040)           (218,634)
     Amortization of notes issuance costs ............................          (1,265)                    -                (127)
     Write-off of notes issuance costs due to early redemption
       of notes (See Note 7)..........................................         (41,161)                    -                   -
     Amortization of discount on installment obligations..............            (419)                    -                   -
     Other............................................................             159                     -                   -
                                                                      ------------------   -------------------   -----------------
                                                                               (74,543)             (634,397)           (417,570)
                                                                      ==================   ===================   =================

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


11. LOSS PER SHARE


     BASIC:

         Losses per share have been calculated based on net losses for each period divided by the weighted average number of shares in issue during the period.

                                                 NINE-MONTH        NINE-MONTH       THREE-MONTH       THREE-MONTH
                                                PERIOD ENDED      PERIOD ENDED     PERIOD ENDED      PERIOD ENDED     YEAR ENDED
                                                SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,    DECEMBER 31,
                                                    2003              2002             2003              2002            2002
                                                 (UNAUDITED)       (UNAUDITED)      (UNAUDITED)       (UNAUDITED)      (AUDITED)
                                                ------------     -------------    --------------    --------------    -----------

     Net loss................................      (920,263)        (823,548)        (824,638)         (328,131)       (674,972)

     Weighted average number of shares in
       issue (not in thousands) .............   343,658,192       30,854,382      343,789,345        30,927,353      37,730,692

     Basic loss per share (not in thousands).         (2.68)          (26.69)           (2.40)           (10.61)         (17.89)

          Weighted average number of shares in issue for the periods ended
     September 30, 2003 and December 31, 2002 includes 312,626,040 (not in thousands) series H shares issued on December 23, 2002.

          Weighted average number of shares in issue (not in thousands) excludes
     601,881, 468,648 and 468,648 treasury shares as at September 30, 2002,
     December 31, 2002 and September 30, 2003, respectively.

          No diluted loss per share was computed in the period ended September
     30, 2003, the year ended December 31, 2002 and the period ended September
     30, 2002 as the effect of the stock options plans and issuance of warrants were anti-dilutive during those periods, if applicable.



12. SEGMENTAL REPORTING


          The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

                                                                     NINE-MONTH          NINE-MONTH
                                                                    PERIOD ENDED        PERIOD ENDED          YEAR ENDED
                                                                    SEPTEMBER 30,       SEPTEMBER 30,         DECEMBER 31,
                                                                        2003                 2002                2002
                                                                     (UNAUDITED)         (UNAUDITED)           (AUDITED)
                                                                  ------------------   -----------------   ------------------
                                                                        (PLN)               (PLN)               (PLN)

     Revenue
         Telecommunications..................................              509,793             442,489              596,728
         Other businesses....................................                8,466              13,681               16,264
                                                                  ------------------   -----------------   ------------------
                                                                           518,259             456,170              612,992

     (Loss) / income from operations
         Telecommunications..................................             (846,851)           (195,312)            (263,295)
         Other businesses....................................                1,131                 635                  487
                                                                  ------------------   -----------------   ------------------
                                                                          (845,720)           (194,677)            (262,808)

         All operations and revenues are derived and conducted within Poland.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


13. RELATED PARTY TRANSACTIONS

     CHANGES IN MANAGEMENT BOARD

          Effective February 7, 2003 Mr. Dariusz Wojcieszek resigned from his position in the Management Board.

          Effective February 28, 2003 Mr. Mariusz Chmielewski resigned from his position in the Management Board.

          Effective March 6, 2003 Ms. Ewa Don-Siemion and Mr. Avraham Hochman resigned from their positions in the Management Board.

          Effective March 6, 2003, Mr. Zbigniew Lapinski was appointed a member of the Management Board.

          Effective April 10, 2003, Ms. Elizabeth McElroy was appointed a member of the Management Board and Mr. Stefan Albertsson resigned from his position in the Management Board.

          Effective June 11, 2003 Mr. Mariusz Piwowarczyk resigned from his position in the Management Board.

          Effective June 12, 2003, Mr. Paul Kearney was appointed a member of the Management Board.

     OPTIONS GRANTED TO MEMBERS OF THE MANAGEMENT BOARD (NOT IN THOUSANDS)

          As at September 30, 2003 none of Members of the Management Board of the Company held options granted under the Old Plan. In connection with the resignation of Members of the Management Board during 2003, 225,000 options held by them as at December 31, 2002 and 39,000 options granted at the beginning of 2003, are no longer considered to be options held by Members of the Management Board.

          As at September 30, 2003, the total number of options granted to Members of the Company's Management Board under the New Plan, was 6,342,331. Strike prices for the options granted to the Management Board range between PLN 2.53 to 3.12 per share. Market price of the Company's shares at September 30, 2003 was PLN 3.86 per share.

     MANAGEMENT BOARD REMUNERATION AND SUPERVISORY BOARD REMUNERATION

          Compensation and other costs (including consulting agreements) associated with members of the Company's Management boards and Supervisory Boards during the nine-month periods ended September 30, 2003 and September 30, 2002 amounted to PLN 10,689 and PLN 14,366, respectively. The compensation expense for the nine-month period ended September 30, 2003 includes termination benefits of PLN 7,393 paid to the former members of the Management Board pursuant to their resignations.


14. COMMITMENTS AND CONTINGENCIES

          Capital expenditures contracted for at the balance sheet date but not recognized in these condensed consolidated financial statements amount to PLN 21,942 as at December 31, 2002 and PLN 19,236 (USD 4,833 at the September 30, 2003 exchange rate) as at September 30, 2003.

        MILLENNIUM (NOT IN THOUSANDS)

          In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between US$ 10.8 million and US$ 20.2 million, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8.5 million and Euro 2.9 million (PLN 13.5 million at the September 30, 2003 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, which were amended in October 2001, in response to the failure by Millennium to perform the agreement. The Company claimed the remaining part of the advance made to Millennium included in our balance sheet and additional damages of PLN 8.5 million. In 2001, a valuation allowance of PLN 17.0 million was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

          In accordance with the ruling of the District Court in Warsaw, dated May 8, 2003, the Company seized 100% of shares held by Millennium in its subsidiary Genesis Sp. z o. o. for the purpose of securing our claims related to the repayment of a loan granted by the Company to Millennium in 2000.

          On October 15, 2002, the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's request for a declaration that share subscription agreement was void and ineffective and their claims for payment of PLN 11.5 million by the Company. The court also dismissed the Company's claim for damages against Millennium in the amount of PLN 8.5 million. On November 12, 2002 the Company petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also the Company's claim brought against Millennium in the Regional Court in Warsaw, petitioning for the repayment of loan of Euro 2.9 million (PLN 13.5 million at September 30, 2003 exchange rate), is still pending. On February 11, 2003, the court ruled in the Company's favor for the return of the principal amount of the loan and the related interest. That ruling was appealed by Millennium.

          On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. In its motion, Millennium requested that the court order us to pay Millennium damages of PLN 50 million. Management believes that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and that Millennium's unfair competition claim does not have any merit.

          Management, having obtained legal advice, does not believe that the settlement of this matter will have a material adverse effect on the Company's financial condition.

        MINORITY SHAREHOLDERS

          On August 1, 2002 the Company received a copy of a claim by an individual shareholder filed with the District Court in Warsaw (Sad Okregowy w Warszawie) with a demand for the invalidation of sections 10, 11 and 13 of Resolution No. 2 adopted by the Company's General Shareholders' Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants to be issued by the Company under the financial restructuring was harmful to the minority shareholders and violates good customs. On August 14, 2002, the Company filed an answer to this claim and requested the District Court to dismiss it.

          The Company received copy of a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002. The claim is substantively based on the same grounds as the previous minority shareholder's claim. On January 17, 2003, the Company filed an answer to this claim and requested the District Court to dismiss it.

          The Company also received a decision from the District Court on July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. The Company has not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the same grounds as the previous minority shareholder claim received on August 1, 2002, the Company expects that it will file for this claim's dismissal as well.

        CONSULTING SERVICES CLAIMS

          The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

          The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

        TELECOMMUNICATIONS PERMITS

          For commitments and contingencies relating to telecommunications permits held by the Company see Note 5.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


        TAX INVESTIGATIONS

          In 2003 the tax authorities have been carrying out a tax audit in respect of all taxes and levies at Netia S.A. and Netia Telekom S.A. for the year 1999 and in respect of corporate income tax and value added tax at IDS S.A. for the year 2001.

          The tax authorities may at any time inspect the books and records within 5 years from the end of the year when tax declaration was submitted, and may impose additional tax assessments with penalty interest and penalties. The Company's management is not aware of any circumstances, which may give rise to a potential material liability in this respect.

15. POST BALANCE SHEET EVENTS

        SERIES A AND B SHARES ADMITTED TO TRADING ON THE WARSAW STOCK EXCHANGE

          On October 15, 2003, pursuant to a resolution of the Management Board of the Warsaw Stock Exchange, dated October 7, 2003, 3,731,340 of the Company's series A and B ordinary bearer shares were admitted to trading. These shares are and shall remain registered shares until their conversion into bearer shares pursuant to a shareholder's request.

        RESOLUTION APPROVING THE MERGER OF NETIA S.A. WITH ITS SUBSIDIARIES

          On October 30, 2003 the Extraordinary General Meeting of Shareholders of the Company approved Netia's merger with the following wholly-owned subsidiaries in connection with the ongoing process of the internal consolidation of the Netia group companies: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom Swidnik S.A., Netia Telekom Torun S.A., Netia Telekom Wloclawek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pila Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o., and Telko Sp. z o.o.

        EXERCISE OF WARRANTS (not in thousands)

          As at November 5, 2003, 347,918 of warrants have been exercised and the Company's share capital was accordingly increased by 347,918 series J shares. As a result at November 5, 2003 the Company's share capital consisted of 344,392,130 ordinary shares and of 1,000 of series A1 preferred shares.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Date:  November 5, 2003



                                                 NETIA S.A.



                                                 By:   /S/ WOJCIECH MADALSKI
                                                      --------------------------
                                                 Name: Wojciech Madalski
                                                 Title: President of the Company




                                                 By:   /S/ ZBIGNIEW LAPINSKI
                                                      --------------------------
                                                 Name: Zbigniew Lapinski
                                                 Title: Chief Financial Officer